02060468

November 5th, 2002

Securities and Exchange Comission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Attached, please find the earliest english version of the annual report of Grupo Carso, S.A. de C.V. for the period ended december 31st, 2001, which includes the following information which was required to the company by the Comisión Nacional Bancaria y de Valores (CNBV) in accordance with Circular 11-33:

Page 39; article d) "Main Customers", last paragraph.
Page 35; Export Sales analysis of Grupo Carso, S.A. de C.V. and subsidiaries according to the geographical area.
Page 42; article m) "Dividends", second and third paragraphs
Section 2, "Administrators and shareholders" after blood or affinity relationship up to the third degree between the Directors and officers, all paragraphs up to article c).

Although this new version was sent to the CNBV in order to comply with its request, it was also notified to inversionists through EMISNET system of the Bolsa Mexicana de Valores (BMV).

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

Sincerely,

C.P. Quintín Humberto Botas Hernández
Attorney in Fact

Lic. Alejandro Archundia Becerra
Attorney in Fact

02 NOV 14 AM 9:01

GRUPO CARSO, S.A. DE C.V.

MIGUEL DE CERVANTES SAAVEDRA # 255, COL. AMPLIACION GRANADA
MEXICO, D.F. C.P. 11520

"ANNUAL REPORT PRESENTED IN ACCORDANCE WITH CIRCULAR 11-33 OF THE CNBV FOR THE PERIOD ENDED DECEMBER 31, 2001."

Quotation code: "GCARSO"
Series "A-1", ordinary, registered no par shares corresponding to the fixed minimum capital without the right of withdrawal.

The securities of the company are registered in the Security Section and are traded on the market.

The registration in the National Securities Registry implies no certification whatever of the benefits of the instruments or the solvency of the issuer.

GRUPO CARSO
ANNUAL REPORT (11-33).

I. GENERAL INFORMATION

1. Executive Summary

Grupo Carso

Grupo Carso (GCarso, Carso or the Company) is one of the largest and most important conglomerates in Latin America. It controls and operates a large variety of companies in the fields of commerce, industry and consumer products. The main subsidiaries of Grupo Carso are: Grupo Sanborns, formed by a chain of 116 Sanborns with restaurant and department store operations, 33 Sanborns Café, 60 music stores, 45 Sears stores and 123 El Globo Bakeries; Condumex, engaged in the manufacture, commercialization and installation of products and services for the construction, energy and automotive industries and telecommunications markets; Nacobre, a manufacturer of copper products and their alloys used in the construction, automotive and electric industries as well as aluminum and PVC; FRISCO, with operations in the railroad, chemical and mining sectors; Porcelanite, the producer of all types of ceramic coverings for floors, walls and adhesives; and Cigatam, a tobacco company which in partnership with Philip Morris produces and commercializes Marlboro, Benson and Hedges, Delicados cigarettes among other brands.

Grupo Carso has top level strategic partners. Global companies, recognized in their field, participate with Carso in certain sectors; this is the case of Delphi Automotive Systems and Dana Corporation in the automotive sector; Philip Morris in the distribution and marketing of cigarettes and Sears Roebuck USA in the commercial sector, among others.

As part of the redefinition of the Group, at the end of 2001 the separation of 51% of the shares of CompUSA which were owned by GCarso through GSanborns since February 2000 was approved, through three successive transactionns. The first two were approved by the Shareholders' Meeting in November and they refer to the split of GSanborns and GCarso to create two completely independent controlling companies named Tenedora U.S., S.A. de C.V. (Tenedora) and U.S. Commercial Corp, S.A. de C.V. (U.S. Commercial). The third, at this time pending, relates to the merger in a single company of the above two, prevailing under the name of U.S. Commercial. The purpose would be to hold indirect ownership of 51% of the shares of CompUSA, and initially it will have an amount in cash equivalent to approximately US$200 million dollars for various purposes, including the repurchase of shares, and it will have no debt.

It is considered that this separation will, on the one hand, improve financial and operating efficiency, both of GCarso and GSanborns, and will, in addition, maintain a focus primarily on the Mexican market; on the other hand, it will allow U.S. Commercial to have a sound structure to develop and support its commercial operations in the United States.

Operations

Despite a complicated economic scenario with an economy in recession, Carso registered the sale of MXP$51 billion 376 million, 1.1% below the MXP$51 billion 950 million in 2000. These figures were restructured for comparison purposes, excluding the results of CompUSA, both in 2001 and in 2000. The net effect of the results of CompUSA is presented as discontinued operations. The operation profit was MXP$7 billion 948 million, with an operating margin of 15.5% which represented a reduction in operation profits of 1.8% in comparison with the previous year. Operating flow (EBITDA) was MXP$9 billion 807 million, with a 19.1% EBITDA margin.

The level of net debt was MXP$18 billion 161 million at the close of the year, which is considered sound in view of the fact that EBITDA/Net debt stood at 54.0%, representing a 3.1 times interest coverage. In 2001, the net debt was reduced by MXP$6 billion 817 million, 27% in respect to the preceding year, as a result of payment of liabilities at the subsidiary level and the split of CompUSA. At December 2001, 62% of the debt was denominated in pesos and 52% was structured over the long term.

Financial situation.

GRUPO CARSO, S.A. DE C.V. AND SUBSIDIARIES
RELEVANT DATA
Figures at constant pesos at December 2001
(THOUSANDS OF PESOS)

COMPANY	ITEM	1998	1999	2000	2001	VARIATION From 00 to 99	VARIATION From 01 to 00
GCARSO	SALES	45,743,206	46,236,031	51,950,088	51,376,462	12%	-1%
	OPERATION PROFIT	7,699,751	7,683,587	8,097,526	7,948,264	5%	-2%
	NET PROFIT	3,449,608	5,585,155	2,710,847	2,484,074	-51%	-8%
	EBITDA	9,642,632	9,634,861	10,077,779	9,806,942	5%	-3%
	TOTAL ASSETS	61,153,847	72,228,027	88,554,289	64,588,842	23%	-27%
	TOTAL LIABILITIES	31,751,174	36,010,565	54,539,609	39,916,827	51%	-27%
	CONSOLIDATED NET WORTH	29,402,673	36,217,462	34,014,680	24,672,015	-6%	-27%
	SHARES OUTSTANDING	904,507,000	900,000,000	893,500,000	890,250,000		
	PROFIT PER SHARE	3.79	6.20	3.02	2.79	-51%	-8%

Performance of the share
(Dec00=100)



128.3
112.7
100
D'00
E'01
F'01
M'01
A'01
M'01
J'01
J'01
A'01
S'01
O'01
N'01
D'01
Gcarso
IPyC

2. Risk factors

The Company and its subsidiaries are exposed to the structural change of economic and financial adjustments prevailing both in the domestic market and in the international market as well as multiple other risk factors.

The following are the risk factors which the Company considers could have a major impact on it and on its operation results and that should be considered by the public investor.

The risks and uncertainties described below are not the only ones the Company faces, however, we attempt here to describe the most important ones, since there are others that could also affect operations and activities.

2.1 Risks relative to the split of CompUSA.

At a General Extraordinary Shareholders' Meeting held November 21, 2001, the split of GCarso as the splitting company was approved and the creation of U.S. Commercial Corp as the split company, its most important asset being the investment in Sanborns LLC shares, which include 51% of the shares of CompUSA, Inc. and which went into effect on November 29, 2001. Previously GCarso was a more diversified company than it is now after the split. As a result of the split, US Commercial was incorporated as a Mexican company, independent of Carso, to which certain assets, liabilities and capital related to these operations were transferred.

In the split each Carso shareholder became a shareholder of US Commercial and as a result both companies are controlled by the same group of shareholders. The relation between the two companies will be limited to agreements related to implementing the split.

The assets and liabilities involved in the split were transferred to US Commercial at book value. The amount of the investment of the shareholders transferred to US Commercial in the split is the difference between the assets and liabilities transferred and was recorded in the accounting as a reduction of the investment of Carso shareholders at the time of the split.

In the attached financial statements, the assets and liabilities of the split entity were expressed under current assets and liabilities and not current in the split operation, and the income and expenses of this entity form a part in the statement of results in the item referred to as loss from a split operation, net of income tax. The figures of the 2000 and 2001 financial statements and the relative notes were restructured to present the assets and liabilities and revenue, costs and expenses of the continued operation of Carso separately from the split operation.

The summary of the financial situation and results of Sanborns, LLC operation and the subsidiary company (CompUSA, Inc.) at December 31, 2001 and for the eleven and ten month periods ended November 30, 2001 and December 31, 2000 respectively are set forth below.

Sanborns, LLC and Subsidiary

The consolidated balance sheet condensed at December 31,2000
Expressed in thousands of pesos of purchasing power at December 31, 2001

Assets		
Current	$	8,981,033
Investment in shares of associates		9,875
Properties, plant and equipment, net		2,372,548
Other assets, net		9,372,224
	$	20,735,680
Liabilities and stockholders investment		
Current liabilities	$	7,128,309
Long-term debt		4,720,323
Deferred income and credit, net		85,258
Total liabilities		11,933,890
Investment of majority shareholders		4,543,378
Investment of minority shareholders		4,258,412
Total investment of shareholders		8,801,790
	$	20,735,680

Sanborns, LLC and Subsidiary

Condensed consolidated statements of results
For the eleven and ten months ended November 30 and December 31, 2001 and 2000
Expressed in thousands of pesos of purchasing power at November 30, 2001
Sanborns, LLC and Subsidiary

		2001		2000
Net sales	$	34,520,792	$	41,008,485
Cost of sales		(27,819,070)		(33,113,336)
Operation expenses		(6,909,641)		(7,666,355)
Integrated finance cost		(183,424)		(316,597)
Other expenses, net		(529,958)		(534,037)
Provision for income tax		(400)		(461)
Profits(loss) for discontinued operations		565,888		(31,921)
Extraordinary profits		118,075		-
Net loss for the year	$	(237,738)	$	(654,222)
Distribution of net loss for the year				
Majority shareholders	$	(120,834)	$	(403,681)
Minority shareholders		(116,904)		(250,541)
Net loss for the year	$	(237,738)	$	(654,222)

2.2 Contingent liabilities

Pursuant to Mexican laws, GCarso will continue to be the joint obligor in respect to obligations of GCarso assumed by U.S. Commercial as a result of the split. The foregoing, for a three-year period starting from the date on which the last publication of the resolution to split was made in accordance with the General Corporation Law. This liability will not extend to those persons or entities who had expressly discharged GCarso from said liability or who approved the split.

2.3 Reduced buying

The contraction of the Mexican economy could result in reduced sales as well as in reduced margins which would have a direct impact on total revenue of the Group and its levels of generation of cash flow.

2.4 Exchange risk

A portion of the revenue of Grupo Carso is denominated in foreign currency, from the direct and indirect exports of Condumex, Nacobre and Frisco primarily.

Furthermore, the strength of the peso could affect the competitiveness of the Group's exports.

A portion of the liabilities with a cost to the Group is denominated in dollars, for which Grupo Carso has natural coverage from its revenue in dollars which reduces its exposure to exchange fluctuations.

2.5 Volatility in the price of metals

The fluctuations in the price of metals in international markets can favorably or unfavorably affect the results, mainly the mining part of Frisco and to a lesser degree, Nacobre and Condumex.

2.6 Cost of energy consumption

The industrial part of Grupo Carso could be affected by the higher price of energy such as: Gas (principally Condumex, Nacobre and Porcelanite) and Electric energy (mainly for the production of aluminum in Nacobre.

2.7 Credits and financial limitations

The contracts for underwritten loans and certain bilateral credits establish certain obligations for Grupo Carso and for its main subsidiaries, including those which are evidenced in said loans, and among which are the following:

- Both Grupo Carso and its principal subsidiaries must maintain the same line of business in general as they maintain at this time.
- Maintain accounting registries and prepare financial statements according to accounting principles generally accepted in Mexico.
- Comply with legal provisions, whether fiscal, environmental, labor, etc. to which companies are bound according to applicable laws.
- Not allow at any time the net worth at the consolidated level of Grupo Carso to be less than MXP$22 billion 500 million in constant terms.
- In Grupo Carso, not permit interest coverage at the consolidated level to be less than 2.00 to 1.00 times at the end of any calendar quarter.
- In Grupo Carso, not permit the quotient calculated upon the total consolidated debt ration to the consolidated net profit prior to income tax, interest, depreciation and amortization of the last quarter to be higher than 3.50 to 1.00 times at the end of each calendar quarter
- There are certain limitations against contracting or incurring liens upon the properties of Grupo Carso and its principal subsidiaries, except for the liens permitted in the credit agreements.
- There are certain restrictions against selling assets of Grupo Carso and its principal subsidiaries that are necessary for the operation of the business, except when the sale is made in the normal course of business as well as other exceptions that are allowed.
- There are certain restrictions imposed on Grupo Carso and its principal subsidiaries not to engage in relevant transactions with affiliates, the origin of which does not come from normal business operations or the price of which is lower than the one that would be obtained with a third party.

2.8 Modifications of the fiscal regimen

On January 1, 2002, various modifications to certain legal provisions in fiscal matters were published in the Official Gazette of the Federation; they could represent changes in the financial situation of Grupo Carso as well as changes that could affect the shareholders. Consequently, in the cigarette business, the Special Tax on Production and Services Law is amended starting on January 1, 2002; it establishes that in the sale of processed tobacco, the following rates will apply for the 2002, 2003, 2004 and 2005 fiscal periods: for filtered cigarettes 105%, 107%, 110% and 110% respectively. For non-filtered cigarettes 60%, 80%, 100% and 110% respectively. In the consumer segment the 5% increase in articles defined as luxury items and a new substitute tax on credit to salary. On the other hand the income tax rate drops from 35% to 32% gradually from 2003 to 2005.

We recommend that investors conduct an independent consultation with their fiscal advisors regarding the applicable legal provisions.

2.9 Competition.

The Grupo Carso companies are leaders in the sectors in which they participate. However, the scenario opens the possibility of new competition. In this situation, certain subsidiaries of Grupo Carso could lose a market participation which could cause margin contractions and more competitive markets.

The retail sales sector in Mexico is highly competitive. The number and type of competitors as well as the competition levels which a particular store faces vary according to their location. Sears Mexico, which operates department stores with a traditional format, competes with other chains of similar stores, mainly those of Liverpool located in Mexico City and various other urban areas in the country, and those of Palacio de Hierro, located in Mexico City. GCarso considers that due to its singular format, the Sanborns units do not face direct competition from any other competitor in particular in the broad spectrum of commodities and services they offer. Retail sales operations of the Company, including Sears Mexico and Sanborns stores compete with various types of retail sales stores, among which are included stores that represent a combinationnof food and merchandise in general and offer lines of articles for the home and fashion articles (*"hardlines and softlines"*), discount stores for electrical appliances, as well as drugstores and specialized stores. In addition, in recent years, various foreign chains, leaders in the management of retail sales stores, have entered the national market through co-investment with Mexican companies, including Wal-Mart Stores, Inc. and Price/Costco, Inc. The Sanborns and Sears Mexico units also compete with numerous local establishments in each one of the regions where they are present.

The competition in the restaurant industry is very intense as to prices, service, locations, concept and quality of the food. There is also strong competition to obtain commercial premises and trained personnel. Among the competitors of the Sanborns restaurants are various national, regional and local chains as well as numerous local restaurants operated by their owners. The principal restaurant chains that compete with Sanborns restaurants include Vips, Wings, Toks, California and El Portón.

In the area of influence of each one of the commercial real estate developments of the company there are other shopping centers and premises. The number of competitive real properties located in a particular zone could have an adverse effect on the Company's capacity to lease premises within its shopping centers as well as on the amount of rent it can charge. The commercial real estate industry in Mexico is extremely fragmented and there are many real properties developed by the owners themselves and by large department stores. However, there are other Mexican and foreign companies that could be involved in the acquisitionn and development of real estate in Mexico in the years to come.

3. Other securities registered in the RNV

ISSUER	AUTHORIZED AMOUNT	# OF OFFICIAL ACTION	AUTHORIZED EXPIRATION	AMOUNT ISSUED
NACOBRE	$800,000,000.00	DGE-371-459	22-Jul-02	$800,000,000.00
FRISCO	$700,000,000.00	DGE-474-14061	27-Sep-02	$ 0.00
G. CARSO	$1,000,000,000.00	DGE-258-14558	23-May-03	$1,000,000,000.00
SANBORN	$950,000,000.00	DGE-134-10184	24-Feb-03	$950,000,000.00
SANBORN	$750,000,000.00	DGE-462-14054	13-Sep-02	$750,000,000.00
AGUSA	$200,000,000.00	DGE-589-14181	25-Nov-02	$130,000,000.00

II. THE COMPANY

1. History and development

Grupo Carso was incorporated on October 22, 1980 with a duration of 99 years, under the name of Grupo Galas, S.A. (currently domiciled at Miguel de Cervantes Saavedra # 225, Col. Ampl. Granada, Mexico, D.F., Telephone 53-28-58-00). Between 1980 and 1990 the company acquired the majority of the shares of Cigatam, Artes Gráficas Unidas, Fábricas de Papel Loreto y Peña Pobre, (Lypp) and Galas de Mexico (Galas), Sanborns Hnos., Empresas Frisco (Frisco), Industrias Nacobre (Nacobre) and Porcelanite (Porcelanite). On May 28, 1990, Corporación Industrial Carso merged with the company, changing its name to Grupo Carso and increasing its participation in Sanborns, Frisco and Nacobre.

On June 19, 1990, shares of GCarso were placed on the BMV. On December 20, 1990, GCarso together with Southwestern Bell International Holding Corp., France Cables Et radio, and a group of investors acquired in a bidding procedure control of Teléfonos de Mexico (Telmex). In October 1991 GCarso acquired 35% of the shares of Compañía Hulera Euzkadi, S.A. (Euzkadi). In June 1992 GCarso purchased the majority of the shares of Condumex. In August 1992, Nacobre acquired 77.8% of the shares of Grupo Aluminio, S.A. de C.V. (Aluminio). Furthermore in October 1992 GCarso acquired 20% of the shares of Aluminio. In January 1993 GCarso acquired, through Corporación Industrial Llantera, S.A. de C.V., 99.1% of the shares of General Tire de Mexico, S.A. de C.V.

On June 26, 1996 GCarso split principally into Carso Global Telecom (Telecom) to which were transferred the assets relative to the control of Telmex. In 1996 the participation in Porcelanite rose to 99.86%. On March 20, 1997 Condumex acquired 81.0% of Latincasa conductors (Latincasa); in addition GCarso held 5.3% of the company, which jointly represent 86.3% of the capital stock.

On April 28, 1997 GCarso acquired through a subsidiary 60% of the capital stock of Sears Roebuck de Mexico (Sears Mexico). Sears Roebuck Inc. maintains a 15% participation in the company. In addition, GCarso made a public sale offer for the remaining 25% of the capital. In the same year it divested its assets in the manufacture of Lypp paper. Also in 1997, Philip Morris increased its participation by 21% in Cigatam, with the result that GCarso remained with 50.01% of the capital and Philip Morris with the remaining 49.9%. Consequently GCarso is in charge of manufacturing the cigarettes and Philip Morris is in charge of marketing and distributionn through Philip Morris de Mexico, in which GCarso has 49.99%.

In July 1999, GCarso purchased through a subsidiary, 66.7% of the capital stock of Ferrocarril del Sureste, S.A. de C.V. (Ferrosur) which is the holder of the operating rights of the Mexico-Veracruz-Coatzacoalcos railroad.

In March 1999, Grupo Sanborns adopted its current name and redefined its corporate structure, including the lines of business of Grupo Carso related to the commercial part. Grupo Sanborns is the commercial unit of Grupo Carso. In addition to the businesses of department stores, restaurants and cafés, bakeries and music stores, it is in charge of the development, lease, operation and administration of real estate, participating in the ownership of shopping centers in the Metropolitan Area.

Controladora y Administradora de Pastelerías, S.A. de C.V. was acquired by Grupo Sanborns in May 1999, achieving a position in the Mexican market as one of the most traditional and prestigious chains of pastries and fresh baked goods.

In 1999, Grupo Sanborns acquired 14.9% of CompUSA, a U.S. company in the technology and computer sector. In 2000, it completed the acquisition of 51% of this company.

For Grupo Carso, 2001 was a year for consolidating operations; besides aiming at greater operating efficiency, a larger focus within the domestic market was sought, toward the commercial, telecommunications, energy and construction sectors which are considered to have a growth potential in the future, while simplifying the Group's structure.

As part of the redefinition of the Group, at the end of 2001, the split of 51% of shares of CompUSA which were owned by GCarso through GSanborns was approved. The split of CompUSA was planned through three successive transactions: the first two were approved by the Shareholders Meeting in November and relate to splits at the GSanborns and GCarso level to create two completely independent controlling companies named Tenedora U.S., S.A. de C.V. (Tenedora) and U.S. Commercial Corp., S.A. de C.V. (U.S. Commercial). The

third, still pending, relates to the merger in a single company of the above two companies prevailing under the name U.S. Commercial, the purpose of which will be to hold indirect ownership of 51% of the shares of CompUSA. Initially it will have an amount in cash in Mexican pesos equivalent to approximately US$200 million for various purposes, including the repurchase of shares, and initially it will have no debts.

2. Description of the business

Grupo Carso is a controller of various companies focused mainly on the commercial, telecommunications, construction, energy and automotive sectors. Each one of the group companies operates autonomously and independently, coordinated through the Board of Directors of GCarso, aimed at making the operation of each one of them more efficient, obtaining operating synergies within the group and maintaining leveled structures that result in an orderly group with adequate profitability.



GRUPO CARSO, S.A. DE C.V.

	1999	2000	2001
□ Sales	46,236.0	51,950.0	51,376.5
O Operating margin	16.6%	15.6%	15.5%
♦ EBITDA margin	20.8%	19.4%	19.1%

PARTICIPATION OF SALES BY SUBSIDIARIES



Grupo Sanborns	32.3%
Condumex	27.6%
Cigatam	17.1%
Nacobre	9.5%
Frisco	5.4%
Porcelanite	5.0%
Otros	3.1%

PARTICIPATION OF OPERATION PROFITS BY SUBSIDIARIES



Grupo Sanborns	35.4%
Condumex	29.5%
Porcelanite	7.5%
Nacobre	7.7%
Cigatam	8.1%
Frisco	4.2%
Otros	7.6%

a) Principal activity

GCarso is the holder of shares of the group of companies; the principal companies of the Group are described below.

Condumex

Condumex is the most important company in the group in the industrial field; it was acquired in 1992. Condumex operates in three markets: Telecommunications. in which it produces optical fiber cable, copper cable for the telephone industry, coaxial and electronic cables, as well as the design and installation of telecommunication networks, optical fibers and copper telephone cables, and the installation of radio bases for telephone service; Construction and Energy in which construction cable, magnetic wire as well as power

cable, transformers, heat exchange motors and industrial boilers are produced; and Automotive, producing automotive cables, harnesses, shock absorbers and engine parts.

SALES
2001



○	Telecommunications	41.0%
●	Construction	32.7%
○	Automotive	26.3%

OPERATION PROFIT
2001



○	Telecommunications	47.7%
●	Construction	28.2%
○	Automotive	24.1%

GRUPO CONDUMEX S.A. DE C.V.	Growth vs. 2000
Telecommunications	
Copper cable	13.7%
Optic fiber	-3.9%
Installation	22.7%
Automotive	
Harnesses	[illegible]
Automotive parts and Electronics	[illegible]
Construction	
Energy cable	[illegible]
Capital goods	[illegible]
Metals	[illegible]

Condumex offers integrated solutions or "turnkey" projects that include the design, manufacture, installation and maintenance in sectors such as telecommunications, hydraulic and electronic sectors which have allowed it to continue expanding its market. The Condumex strategy contemplates consolidating its market and focusing on growth toward the construction, energy and telecommunications industries, seeking to maintain avant-garde production in technology, operating efficiency and financial solidity that characterize it.

Industrias Nacobre

Grupo Nacobre is the largest manufacturer of copper products and its alloys in Latin America and is one of the few that are integrated with the entire spectrum of products, in addition to being the largest domestic manufacturer of aluminum products and one of the principal producers of PVC piping and connections; it also produces polyethylene, polypropylene pipes and water troughs.
Grupo Nacobre is formed by three divisions, Copper, Aluminum and PVC.

The copper division has five plants distributed in different states of the Republic and they are engaged in manufacturing piping, connections, rods, wires, plating, sheets, tapes, valves, flexicos, gas regulators and complete lines for conducting water and gas. This division has an installed capacity of 113700 tons per year with an average utilization percentage of 84%.

In the Aluminum division, it has the only aluminum refining plant in Mexico, in addition to another four plants engaged in the production of profiles, ladders, smooth and channeled plating and aluminum paper for domestic use as well as for packing; it is the only manufacturer of this product in Mexico. Furthermore, this division manufactures articles with a high added value such as machined products, conduit piping, trays and lattices. The installed capacity of this division is 101500 tons annually with an average utilization percentage of 69% due to the close of one of the three production lines in Veracruz.

The PVC division is composed of four plants where PVC pipes and connections, polyethylene and polypropylene and water troughs are manufactured. This division has an installed capacity of 41400 tons per year with an average utilization percentage of 83%.

SALES 2001



O Copper	56.2%
● Aluminum	34.2%
O PVC	9.6%

OPERATION PROFIT 2001



O Copper	63.2%
● Aluminum	19.3%
O PVC	17.5%



NACOBRE (000 tons)	1999	2000	2001
■ Copper	83,192	87,303	82,115
■ Aluminum	73,552	69,059	61,985
▨ PVC	34,123	36,014	33,550

Frisco Companies

Frisco has three divisions: Railroad, Chemical and Mining. The railroad division was formed in July 1999 with the acquisition of 66.7% of Ferrocarril del Sureste, Ferrosur. Ferrosur, is the holder of the operation rights of the Mexico-Veracruz-Coatzacoalcos railroad as well as of the assets that compose this railroad line. It has the concession of 1,564 Km of railway and operates under SCT indications 325 Km of tracks to Oaxaca and Cuautla.

RAILROAD INFRASTRUCTURE

- Trunk and secondary lines 1,564 Km.
- Oaxaca y Cuautla short lines 325 Km.
- 93% of the tracks of more than 100lb/yd, with a capacity of 120 ton/railroad cart.
- 58% of the route is elastic upon concrete sleepers and the remainder is the classic route on wooden sleepers.
- 46 machines for track maintenance and repair.

The chemical division of FRISCO is formed by Química Flúor in the State of Tamaulipas. It is engaged in the production of hydrofluoric acid; it has an installed capacity of 208 million pounds a year and its sales are directed mainly to the export market. The production volumes of Química Flúor dropped 17% as a result of a lower demand of hydrofluoric acid which resulted in sales diminishing 19% in comparison with the year 2000.

In its mining division, Frisco engages in the prospecting and exploitation of mining lots in different geographic areas of Mexico. In 2001, approximately 1 million tons of mineral were mined. These results are not comparable with those of 2000 since in 2001, Compañía San Felipe in the State of Baja California and Minera San Francisco del Oro in Chihuahua were temporarily closed; these mines worked actively in 2000, however the Minera Tayahua in Zacatecas is the only one that remains in active operation. The mining division continued suffering from rather unfavorable market conditions. In addition to the strength of the peso against the dollar, the price of metals was depressed and the laws of extracted minerals were lower.


SALES
2001
Railway 60.7%
Chemical 22.0%
Mining 17.3%


OPERATING PROFIT
2001
88.3
23.1
-11.4
Railway
Chemical
Mining

Porcelanite

Porcelanite is the leading company in the industry of ceramic coverings in Mexico with a market participationn of over 40%; it produces ceramic tiles for floors and walls in a great variety of formats, designs and specificationns directed to the construction and remodeling markets, both residential and institutional.

In the third quarter of 2001, a plant was opened in San José Iturbide Guanjuato to service all the market segments, but with a special focus on the medium and high sectors. The only one in Latin America for the manufacture of products that are highly resistant and hard, known as enameled porcelanate; said plant has a capacity of 600,000 square meters a month and is located only 400 meters from the clay mines, which lowers the costs of hauling the raw materials. In November 2001, it was decided to temporarily close the facilities of the Pavilion 1 plant located in Tlaxcala with a capacity of 400,000 square meters a month.

Production volumes rose by 3.0% over last year, reaching 48.4 million square meters against 46.9 million in 2000.



PORCELANITE	1999	2000	2001
□ Sales volume MM m²	43.7	47	48.4
○ Mkt %	39.7%	40.9%	40.6%



PORCELANITE Figures in MM m ²	1999	2000	2001
□ Installed capacity	44.3	51.8	63.1

The growth capacity in the Mexican market is still interesting if we compare the consumption of 1.2 m2 per inhabitant for 2001 with the 1.6 and 2.2 m2 per inhabitant of Argentina and Brazil, respectively. As to exports, expectations are interesting, given the increased popularity of ceramics in the finishings market in countries such as the United States.

Cigatam Philip Morris Mexico

Cigatam, S.A. de C.V., which is an 80.868% subsidiary of Consorcio Bosques and an affiliate of IKM, S. de R.L. de C.V. (a Philip Morris company) which has a 19.048% participation, is a cigarette producing company which sells its entire production for future marketing to Philip Morris Mexico, S.A. de C.V. (a subsidiary of IKM S. de R.L. de C.V. on a basis of 50% plus one share and an affiliate of Grupo Carso on the basis of 49%).

In order to understand the business we refer to it as Cigatam-Philip Morris Mexico.

Cigatam – Philip Morris Mexico supported by its administrative staff, highly qualified personnel, equipment with state of the art technology and an adequate commercialization strategy continued increasing its market participation in 2001, consolidating its leading position in the domestic market.

To improve the quality of cigarettes, Cigatam-Philip Morris Mexico has invested in recent years in its primary, secondary processes and expanded tobacco. Said investments have helped to achieve greater precision in the homogeneity of the tobacco mixtures which result in a more competitive cigarette.



Market participation by segment

■ High	72.3%	74.2%	75.9%
● Medium	14.4%	13.2%	12.1%
◇ Low	52.8%	53.7%	55.4%



Marlboro market participation

	1999	2000	2001
□ Sales	34.9%	39.1%	42.4%



Total volume and market participation

	1999	2000	2001
□ Cigarrette production (cigarettes bn)	49	48.7	49.2
O Participation	53.5%	55.9%	58.3%

Sanborns

In 1985 Grupo Carso acquired an 82% participation in Sanborns Hnos.; currently Grupo Sanborns owns 99.9% of Sanborns Hermanos, S.A. which since then has grown from 32 to 116 stores distributed throughout the Mexican Republic as of the close of 2001.

Sanborns, established in 1903 as a drugstore, developed the unique concept of restaurant-store offering a broad variety of products. In the last five years Sanborns has introduced new products and services in its stores, including its credit card (in association with Sears), optical department, computer equipment, software and accessories as well as receipt of payment of various services.

Sanborns benefits from days and seasons when gifts are exchanged such as Christmas, the Epiphany, Valentine's Day, Mother's Day, Father's Day, etc. and there is a negative impact on Sanborns during vacation periods such as Holy Week, Easter and the months of July and August.

Sanborns has 3 plants for food processing (commissaries) where the primary processes in the handling of meat, freezing of hamburgers, production of sauces and bread are carried out; they are distributed daily by carriers of Sanborns to the restaurants. Sanborns also has a chocolate factory which distributes its production to the stores and restaurants.

Promotora Sanborns

Through Promotora Sanborns (the holder of the following companies: Promotora Musical, S.A. de C.V., La Feria del Disco Mexico, S.A. de C.V. and Administración Integral de Alimentos, S.A. de C.V.), GCarso operates a chain of restaurants which it acquired in 1976 under the name of Denny's; in 1995 the company acquired the minority part which was owned by Denny's Inc. (20%) and changed its name to Sanborns Café, remodeling them to offer the same menu as the one offered in Sanborns restaurants in a modern atmosphere. At the close of 2001 it had a seating capacity of 6,223. On the other hand, in 1994, the Company acquired Promotora Musical which, under four different formats (Mixup, No Problem, Discolandia and La Feria del Disco Mexico) operates stores where recordings are sold at retail and wholesale with a total sales area of 27,189 square meters. Mixup and No Problem are located in shopping centers; their image is oriented toward medium and high income level clientele. Discolandia is located in strategic places with high volumes of people traffic, and its image is directed toward medium income level clientele; on the other hand, it sells

recordings at wholesale through La Feria del Disco. Together the music stores offer approximately 200,000 titles. In April 2000 Mixup launched its web page (www.mixup.com.mx) offering a broad variety of CD's, DVD's and videos.

In addition to the music stores and restaurants, Promotra Sanborns through Servicios Globales en Comercio, S.A. de C.V. with a minimum investment, launched in September 1999 the first web page in Mexico (www.sanborns.com.mx). Currently this page offers a wide variety of products such as books, CD's, DVD's, videos, health products, toys, watches, computer equipment, software and accessories, beauty articles as well as perfumes, tobacco, audio and video equipment among others.

Sears Mexico

Sears Mexico was founded in 1945 as a subsidiary of Sears Roebuck Inc. and it opened its first department store in Mexico in 1947 under the commercial name of Sears. In the ensuing years, Sears Mexico opened stores throughout the country and by the mid-fifties the Sears brand was widely known. Following a limited expansion period in the seventies, Sears Mexico followed a strategy of growth and relocation at the end of the decade of the eighties and beginning of the nineties, growing from 31 stores at the end of 1988 to 44 stores at the end of 1995. As part of its restructuring effort in 1996 and 1997, Sears Mexico closed some stores whose performance levels were low. Currently Sears Mexico is one of the largest chains of department stores with the greatest geographic diversity in the country, operating 45 stores in 31 cities, 8 of which are located in Mexico City. In April 1997, Grupo Carso acquired from Sears Roebuck Inc. a stock participation of 60% in Sears Mexico and in August of the same year it concluded the acquisition of an additional participation of 24.9% through a public offer for purchase of shares.

Sears Mexico participates with 50.2% of the consolidated sales of GSanborns and offers a large variety of merchandise including a broad selection of products in its fashion line ("softlines") of its own brand and recognized brands, such as garments for women, men and children, textiles, shoes, jewelry, fine cosmetics and accessories as well as a line of products for the home ("hardlines") such as tools, electric-domestic appliances, articles for use in the home, audio and video equipment, telephones, cameras, toys and sport articles. Although the market strategy of Sears Mexico is coordinated at a central level, the stock of merchandise of each store is determined on the basis of various factors such as the size of the store and considerations regarding the local or regional market. Sears Mexico offers one of the most complete consumer credit programs in the country, also offering basic automobile repair services and service contracts for the electric domestic appliances it sells.

Customers go to Sears stores more frequently on the weekend in order to have more time to select their merchandise. Traditionally, during the year, the months of May, November and December are those that reflect the highest volume of sales due to the celebration of Mother's Day and New Year's festivities. As to fashion merchandise, two seasons are clearly identified Spring-Summer, which begins at the end of February and lasts until July and August, and Fall-Winter, with more appropriate colors and textures; it begins in September and ends in January of the following year.

The great majority of the merchandise is obtained from domestic purveyors. The selection of the merchandise is made on the basis of quality, service and price factors. Basically, the industries most prestigious in clothing, footwear, furniture and domestic appliances are purveyors of Sears Mexico. It maintains a very close relation with purveyors under a long term philosophy. Most of the promotions for special events such as end of the season sales are made jointly with them.

The purchase of imported merchandise is made in the United States, acquiring domestic appliances and tools under the Sears brand (Kenmore and Craftsman). Purchases are also made in the Far East, taking advantage of the variety and novelty of quality products at a good price.

Controladora y Administradora de Pastelerías

Controladora y Administradora de Pastelerías, S.A. de C.V. is a company engaged in the production, distribution and sale of a broad variety of pastries and bread products (bread and sweet rolls, cakes, individual cakes, cocktail snacks and others), as well as the commercialization of other gastronomic and confectioned products and gift articles (sweets, chocolates and gelatins). Originating in 1884 with the opening of the first commercial establishment in Mexico City under the name El Globo, it was acquired by Grupo Sanborns in May 1999, and acquired its position in the Mexican market as one of the most traditional and prestigious chains of bakeries specializing in pastries and fresh bread.

The company that participates with 4.5% of the sales of GSanborns is composed of five business divisions in the branch of bakeries, called El Globo, La Balance, Cafeterias, Islas and Carritos, the latter of which are installed in shopping centers. They are characterized and distinguished by the line of products they commercialize as well as by the market they service and the marketing channels used to reach the final consumer. The El Globo division is the oldest and most important in terms of its contribution to sales and operating profits at the close of 2001. La Balance division was incorporated in the 1993 fiscal period while las Islas are distributed in shopping centers and were developed during the administration of Grupo Sanborns as a consequence of the initiation of a diversificationn strategy for new market segments, focused on supporting the expansion of the company.

The company manufactures and markets a variety of its own products, which can be grouped generally into three large lines: pastries, breads and specialties. On the other hand, it also markets various gastronomic products processed and/or manufactured by third parties. At December 31, 2001, sales by line of product of the Company were as follows: 37% bread, 48% pastries, 4% specialties and 11% other products. It also sells its own brands El Globo, La Balance and Delibrot.

Operation of Shopping Centers

The Company also engages in developing, leasing, operating and administering commercial real estate in the Metropolitan Area of Mexico City. Currently the Company participates as owner, in various percentages, in six shopping centers located in the Metropolitan Area of Mexico City.

Categories of products sold and/or services provided

Category	Company	Products and Services
Industrial	Condumex	Copper telephone cable
		Optical fiber cable
		Installation of telecommunications and energy
		Automotive harnesses
		Auto parts
		Automotive cable
		Power and construction cable
		Magnetic wire
		Capital goods
		Metals
	Nacobre	Copper products
		Aluminum products
		PVC products
	Frisco	Lead-silver concentrate
		Zinc concentrate
		Hydrofluoric acid
		Railroad transportation
Consumer products	Porcelanite	Ceramic tiles for floors and walls
	Cigatam	Cigarettes and tobacco
Commercial		
	Sanborn Hnos. and Sanborns Café	Convenience stores, food and beverages
	Sears	Department stores
	Pastelería Francesa	Bread and pastries, sweets and confectioned products
	Promusa	Music stores
	Shopping centers	Commercial lease

Productive Processes

Condumex

For the cables division, highlighted in the productive processes are copper drawing, enameling, fiber dying, copper tinning, wiring, meshing, papering or taping, lining with the final coating, placing of pins and terminals, quality inspection, wrapping and packing.

For the energy division, included is the rolling of sills for bobbins, drilling, welding of metallic plates, packing and sealing, pneumatic and hydrostatic tests, stamping, unwinding of bobbins, winding, assembly, sealing, placement of accessories for connections and feedings, strengthening, smelting, baking, quality inspection, wrapping and packing.

For the auto parts division the processes include: cutting, application of seals and terminals, application of molding and cable joints, smelting, grinding, turning, machining and polishing, welding, assembly, sealing and painting, quality inspection and wrapping or packing.

For the installation divisions, the principal processes are:

- Field research, Laboratory work and Preparation of the project.
- Work planning, Material logistics, Excavation, Placement of ducts, Fill-in, Compacting, Replacing of sidewalks and Asphalt, Placing of posts, Immersion and Laying of cable and connectorization.
- (Investigation of potential sites, Line of View studies, Contracting of the Site and Construction of Radio Bases.
- Programming, Logistics and Follow-up of Purveyors, Supervision of Tower Installation Work, Switching and Transmission equipment.

Nacobre

Copper division:
The production part of the smelting of ingots for the extrusion of solid copper and alloy pipes and/or rods as a final product.
Copper cakes and alloys are also smelted for the manufacture of different calibers of sheeting by the spinning process which thins out the material until the desired thickness is obtained.

Aluminum division:
The production part of aluminum refining through electrolysis process by which pure liquid aluminum is obtained; later it is transformed into ingots for the extrusion of architectural and automotive profiles and/or for the manufacture of motors. Aluminum sheeting is also produced for various industrial and automotive uses, and aluminum paper for domestic use.

PVC division:
By the use of the resin derived from petroleum and other chemical compounds plastic "PVC" is obtained, which is used to manufacture piping and connections through an injection process.

Frisco:

Once a body of economically feasible mineral has been located, the mineral is extracted either by an open cut or underground mine to take the mineral to grinders where its size is reduced in order to send it to the mill which grinds it until it reaches a powdered state which then enables it to be sent to the processing plant where by reactivation, the mineral is separated from other impurities; after this process, the result is a lead or zinc concentrate which is sent to the concentrates warehouse from which it is dispatched for sale.

On the other hand the process for manufacturing hydrofluoric acid consists of performing the mixture of fluoride, sulfuric acid and heat. The sulfuric acid is produced in chemical fluor through the combination of sulfur, air and water. The hydrofluoric acid that is produced in the reactor is submitted to various

condensation and refining processes in order to comply with the specifications of the hydrofluoric acid market.

Porcelain

- The ceramic body (paste) is prepared until it is obtained in granular form
- The paste is pressed to obtain the tiles
- They are transported over dryer belts; loading and unloading of the tiles are performed automatically
- The enamel is prepared according to the formulas of the products,
- Immediately after leaving the dryers the tiles are transported by belts to the enameling machine
- They are burned in wheeled ovens for periods of 45 to 50 minutes, controlled automatically by electronic systems. It is noted that the baking cycle varies from 45 minutes to 3 hours, depending on the product
- Once the product has been baked, the oven is unloaded by storage carts or wagons prior to selecting the product
- The tile is transported to a panel where a selection is made taking into account defects, tone and caliber, this classification is made visually and automatically
- The tiles are packed in cardboard cartons as finished product.

Cigatam Philip Morris Mexico

Manufacturing process of cigarettes

The manufacture of this product requires a large quantity of inputs, materials, special machinery and personnel technically trained in the production stages, not only to comply with adequate control of the operation of equipment but also to satisfy the quality standards demanded for cigarettes. The preparation process may be summarized in general as follows:

TOBACCO WAREHOUSE. The tobacco is stored according to its identification (origin, harvest, type, etc.) so that the required mixtures can be prepared.

PRIMARY PROCESS. This stage can be considered as the preparation of tobacco and it is divided into two parts: the saucing line where the leaf is conditioned by steam and its humidity is increased whereafter it is temporarily stored in a silo called a rest silo; and the chopping line where the leaf goes through chopping machines converting it into strands of leaf whereafter it is taken to the flavoring cylinder where it is given the flavor characteristic of the brand. Upon the conclusion of this stage, the mixture rests in the warehouse from where is taken for manufacturing the cigarettes.

MANUFACTURE. In this part of the process, the materials and raw materials (tobacco) are integrated in two stages to give the final form to the product and its presentation in the market.

PREPARATION. Here the tobacco is formed into an elongated paper covered strip, which is cut at the required length in order finally to add the filter if the presentation so requires.

PACKING. Bulk cigarettes go to the packing machine where in specific quantities (according to the presentation) they are first covered in aluminum foil then placed in their package whereafter cellophane is added to the pack and then they are packed or wrapped. Lastly the packages are placed in cases and taken to the warehouse of finished product.

Direct raw materials

The principal direct raw materials subject to transformation for the production of industrial and consumer commodities are shown in the following table:

Raw material	Purveyor
Copper	Codelco, Disputada de las Condes
Zinc	Ind. Minera Mexico
Alumina	Novarco LTD
Briquet	Elkem Aluminum
Nickel	Glencore
Fritas and enamel	Cover, Esmacer, Ferro Mexicana, Cerdec
Packing material	Unipak
Fluorite	Fluorita Mexico, Minera Muzquiz, Minerales y Productos de Metal
Sulfur	Transamonia, Mortin Gas, Koch
Aluminum	Aceros Posada, Aluminios y Componentes
Steel cables	Aceros Camesa, Hylsabek
Spools	Ind. de Durango, Multipack
Steel junk	González
Optical fiber	Corning
PVC	Gpo. Primex, Nace, North American P.
Insulators	Ronetool, Industrial Cer, Insulator, Eich Weidman
Aluminum	Palmat
Tobacco	Tadesa, Universal Leaf Tobacco, Dlimon International, OZ Ege Tutun Sanayl

The seasonal factor of the principal businesses.

The commercial sector shows a seasonal factor towards the third quarter but mainly towards the fourth.

The seasonal factor in the commercial segment results from the Christmas and New Year's season since the portion of income allocated to purchase commodities and services increases during this period.

For the industrial sector, there is a seasonal factor towards the second half of the year as is the case with the commercial segments, principally towards the fourth quarter. In the automobile market, the seasonal factor occurs at the time models are changed, which is generally toward mid-year at which time sales to the market of original equipment drop.

b) Distribution channels

The subsidiary companies of Grupo Carso have distribution channels in the Mexican Republic and the United States in addition to their presence through Internet with B2B and B2C web pages.

Condumex

Condumex offers efficient service to its customers in Mexico through a solid and vast network of sales and distribution, composed of 54 regional sales offices and warehouses as well as 38 offices for installation services throughout the country. Customers in the United States and Canada are serviced by sales offices and distribution centers in Arlington, TX and Charlotte, N.C. as well as a customer service center in Laredo, TX. Other commercial offices serving customers in the European Union are located in Germany and Spain; on the other hand, the offices in Chile, Brazil and Guatemala serve the Latin American market. Exports (not included in the TLC) are handled through a specialized sales group located in the Federal District.


GRUPO CONDUMEX
RED COMERCIAL NACIONAL
SELMEC
13
ENERGIA
9
AUTOPARTES
3
NACEL
25
INSTALACIONES
38
ELECTRONICA
4
OFICINA
OFICINA / BODEGA
CENTRO DE DISTRIBUCION
TOTAL 94


GRUPO CONDUMEX
RED COMERCIAL
INTERNACIONAL
5. ZARAGOZA ESPAÑA
1. CHARLOTTE, NC.
2. ARLINGTON TX.
8. WUPPERTAL, ALEM.
7. LAREDO TX.
3. GUATEMALA, GUA.
6.SAO PAULO, BRASIL
4.SANTIAGO, CHILE

Nacobre

Productos Nacobre, S.A. de C.V, the marketing company of the Group, has eight distribution centers located strategically in several states of the Mexican Republic for timely attention and service to customers. In addition, two marketing companies are established abroad: Koper & Brass International Corp. with headquarters in Houston, Texas, USA and distribution centers in El Paso Texas, Laredo Texas and Chicago Illinois; Cupro do Brasil LTDA in Sao Paulo Brazil.


TIJUANA
MONTERREY
MOCHIS
LEON
GUADALAJARA
MERIDA
METROPOLITANA
PUEBLA


3. CHICAGO ILL.
WAREHOUSE
1. EL PASO TX
WAREHOUSE
4. HOUSTON TX.
OFFICE
2. LAREDO TX
WAREHOUSE
5.BRAZIL
WAREHOUSE & OFFICE

Frisco

Frisco distributes its products by sales contracts over medium and long terms, through its principal subsidiaries such as Minera Tayahua in mining and Química Flúor for hydrofluoric acid. Ferrosur has a transportation network for the southeastern part of the Mexican Republic, mainly in the states of Puebla, Tlaxcala, Hidalgo, Veracruz, and Oaxaca.

Porcelanite

Porcelanite has, indirectly, through its subsidiaries, various distribution channels which are common for the companies that make up the Group; there are more than 100 distributors throughout the country which in turn represent more than 500 points of sale.

Porcelanite products are distributed through retail and wholesale stores specialized in products for construction and finishings throughout the Mexican Republic, and also have a presence in the United States.

Cigatam – Philip Morris Mexico

Sales are made nationally; one part directly to the retailers who are small merchants and who sell to the final consumer, another part to self-service chains and Convenience stores which also sell to the final consumer, and the greatest part through Wholesalers who are large merchants who in turn sell their products to retailers.

Grupo Sanborns

Grupo Sanborns is formed by Sanborn Hnos., with a chain of 116 specialized stores with restaurant and store operations, 33 Sanborns Café, 60 music stores, 45 Sears stores and 123 El Globo bakery shops.

NATIONAL COVERAGE


SEARS
45
EL GLOBO
123
Sanborns Café
33
Sanborns
116
Mexico City
234
Interior of the country
143
60
TOTAL: 377

In addition Grupo Sanborns has web pages through which products are promoted such as recordings, books, toys, photographic articles, audio and video equipment and perfumes, among others.

c) **Patents, Licenses, Trade Marks and other Contracts**

Condumex

PATENTS

IMPROVEMENTS IN OPTICAL CABLE FOR TELECOMMUNICATIONS

IMPROVEMENTS IN THE INSTALLATION SYSTEMS OF TELEPHONE LINES

IMPROVEMENTS TO THE CLOSE OF RE-ENTERABLE SPLICING

IMPROVEMENTS TO THE HERMETIC CASE FOR INTERCONNECTION OF TELEPHONE CABLES

IMPROVEMENTS TO THE SPLICE CLOSE

CONTROL SYSTEM FOR CLOSED LOOP LIGHTING TO OPERATE METALOGRAPHIC MICROSCOPE IN THE
CHARACTERIZATION OF DRAWN DIES

IMPROVEMENTS TO METALOGRAPHIC MICROSCOPE USEFUL TO CHARACTERIZE DRAWN CONDUCTOR DIES

SYSTEM FOR DETECTING AND ELIMINATING AIR BUBBLES IN FILL-IN GELATINS IN THE WIRING PROCESS FOR OPTICAL FIBER CABLES

DEVICE TO VERIFY ALIGNMENT OF A ROLLING MACHINE OF METALLIC CONDUCTORS BY LASER

SHEAR LIFT PLATFORM WITH ELECTRONIC CONTROL

SYSTEM FOR MEASURING THE WORK OPENING OF RINGS FOR INTERNAL COMBUSTION MOTORS AND MEASURING DEVICES AND INSTRUMENTS

DOUBLE WRAPPED OPTICAL FIBER CABLE THAT IMPEDES THE PENETRATION OF WATER

OPTICAL FIBER CABLE IN LOOSE CONSTRUCTION WITH RIBBON TYPE TRANSMITTER UNITS
HYDRAULIC CLASSIFIER AND REACTOR OF SOLID PARTICLES WITH APPLICATION OF ULTRASOUND

COUNTING AND SIZING SENSOR DEVICE IN SUPERFICIAL CRACKS AND BUBBLES IN COPPER BARS DURING THE CONTINUAL MELTING PROCESS

ELECTRIC CABLE CONDUCTOR CO-EXTRUDED IN THREE LOW HUMIDITY ABSORPTION INSULATING LAYERS , ELECTRIC METHOD; LOW EMISSION OF TOXIC GASES AND SMOKE, FLAME RETARDANT

POLYMER COMPOUND, FLAME RETARDANT, SMOKE SUPPRESSOR AND LOW ACIDITY FOR INSULATION OF ELECTRIC CONDUCTORS AND CABLE COVERINGS

TELEPHONE INTERCONNECTION DEVICE FOR TELEPHONE TERMINALS WITH PROTECTION AGAINST THE CLIMATE AND HUMIDITY

DUAL TELEPHONE CALL IDENTIFICATION EQUIPMENT

PACKING AND STOWING SYSTEM FOR ELECTRIC AUTOMOTIVE CONDUCTORS

FLEXIBLE MANUFACTURING SYSTEM FOR INTERNAL AND EXTERNAL MACHINING OF RING PISTONS

IMPROVED RIGIDITY RING EXPANDER SYSTEM CALCULATED FOR BETTER CONTROL OF OIL CONSUMPTION FOR PISTONS

IMPROVED OPTICAL FIBER CABLE

PRIMARY COMPRESSED CONDUCTOR CABLE

POLYOLEPHENIC FORMULA FOR LOW SMOKE EMISSION, WITH NO HALOGENS AND RESISTANT TO FLAME, FOR INSULATING PROTECTION OF AUTOMOTIVE CABLE

PRIMARY CABLE FOR ULTRA-THIN WALL FOR AUTOMOTIVE SERVICE

FORMULA OF POLYVINYL CHLORIDE FEE OF HEAVY METAL, FOR INSULATION OF THIN WALL PRIMARY AUTOMOTIVE CABLE

FLEXIBLE AUTOMOTIVE ELECTRIC CONDUCTOR, HIGH MECHANIC RESISTANCE, FROM COPPER ALLOYS

AUTOMATIC PACKING AND STOWING SYSTEM OF ELECTRIC CONDUCTORS

AUTOMATIC PARING MACHINE OF AUTOMOTIVE CABLE WITH ELECTRONIC CONTROL AND TORSION METHOD

The principal brands are: Condumex, Condulac, Vinanel, Vinilat, Bravo Twist, Latincasa, Carpro, Gabriel, IEM, Selmec, Equiter, S&C Selmec, Precitubo, Microm, Sinergia, Cordaflex, Cablena, Procisa.

Nacobre

The Grupo Nacobre companies have the following registered trademarks:
"NACOBRE"
"ALMEXA"
"ALUPAK"
"DURALON"
"DURAHOL"

Frisco

Patent of invention No.177399 reactor and floatation method with external bubble generator owned by Servicios Corporativos Frisco S.A. de C.V.

Porcelanite

The trademarks of Porcelanite are: Porcelanite, Itálica and Alessandra.

Cigatam Philip Morris Mexico

There is a trademark and technical assistance agreement with Philip Morris Products which is the owner of the international trademarks that are produced and sold in Mexico by Cigatam Philip Morris Mexico such as Benson & Hedges, Marlboro and L.M.

Grupo Sanborns

In general, the term of the lease agreements executed by Sanborns with unaffiliated lessees is from two to three years. The lease agreements with subsidiary companies are generally for longer terms. Generally speaking, lease agreements stipulate payments of a monthly rent plus the fee to cover public service charges, common costs, clean up and other maintenance costs. Certain other lease agreements stipulate payment of rent for an amount that is the highest between a certain fixed sum or a percentage of sales. The land tax is payable by the Company. In addition, as a general rule, lessees pay a fee in advance for access to the shopping center, the amount of which varies from one agreement to another. In the event that a lessee vacates its premises, the lessee can recover a part of the fee by charging it to the new lessee. However, the Company generally reserves the right to receive an amount which is the higher of 6 months rent or 30% of the access fee paid by the new lessee. In addition to the foregoing, lessees normally pay a deposit equivalent to two or three months rent to cover any damages that may be caused to the leased premises. According to the Company's experience, in general terms these deposits have been adequate to cover said damages. Any difference in the amount after repairing damages is returned to the lessee.

Agreements have been executed with some of the principal carriers in the country to transport the merchandise from the northern border to Mexico City and transfer merchandise from the Vallejo distribution center to the various stores and to distribute the production of the Popocatépetl plant to the El Globo and La Balance shops.

Sanborns

Sanborns is the owner and uses the trademarks of products produced in its factories, such as Crema Teatrical (according to the formula established by Sanborns laboratories) and Sanborns cologne.

Moreover, in sweets and chocolates, Sanborns manufactures and markets its known trademarks in the market as Capitán, Tecolote, Manicero chocolates as well as Ponpons, Gomitas sweets and its traditional gift boxes of chocolates.

Sears Mexico

Simultaneously with the purchase of a majority shareholding in Sears Mexico by the Company in 1997, Sears Mexico executed a trademark purchase agreement (the "Sears Trademark Agreement") with Sears Roebuck under which Sears Mexico obtained among other rights: (1) an exclusive license to use the "Sears" trademark in the operation of retail stores in Mexico and (2) a non-exclusive license to use certain trademarks, trade names, slogans and other property rights of Sears Roebuck Inc. in the marketing and sale of certain products of the latter. The Sears Trademark Agreement expired in April 2002 and an extension has been negotiated until the year 2012.

In addition to the trademarks products, Sears Mexico has executed non-exclusive license agreements with Sears Roebuck to sell products for the home ("hardlines") under the trademarks Kenmore, Roadhandler and Craftsman among others; men's clothing under the Franco Rossini brand and Canyon River Blues jeans, among others. In addition, Sears Mexico is developing its own line of clothing for women, men and children, toilet articles and others. Sears Mexico considers that in general terms merchandise of its own brand offers the clients better quality at lower prices and has profit margins higher than merchandise with known trademarks and that its own trademark program helps to distinguish it from its competitors. In 2001, approximately 2.1% of retail sales of Sears Mexico corresponded to the sale of merchandise under the Sears trademark. The objective of management is to consistently increase the percentage of total sales represented by the sale of merchandise under the Sears brand.

Sears Mexico has an exclusive license (Pier 1) which expires in December 2006; said license offers clients a combination of products that distinguish it from its competitors. Currently Sears Mexico sells Pier 1 merchandise at 16 of its Sears Mexico stores and also has a non-exclusive license to sell casual clothing under the brand Carlo Corinto in Mexico.

Sears Mexico concessions space in its store to third parties such as for watch repair, optical department and hearing aids. Sears Mexico receives a pre-established percentage of the revenue of the concessionaire and the concessionaire pays its own operation expenses. Sears Mexico selects these concessionaires depending on each store, equaling the selection of concessions of a particular store to the customer profile of said store.

Controladora y Administradora de Pastelerías

The company has registered, among others, the trademarks "El Globo", "Delibrot" and "La Balance" as well as copyrights related to its activity.

Promotora Musical

Promotora Musical has the following registered trademarks: "Mixup", "No Problem", "Discolandia" and "La Feria del Disco Mexico".

d) Main Customers

Next is a chart with Grupo Carso's subsidiaries main customers, according to the product/service category, they offer:

Category	Product / Service	Main customers
Industrials	Wire and capital goods	CFE, Luz y Fuerza, Telmex, construction companies, Delphi and other telephone companies.
	Installation	Telmex, América Móvil, CFE, Cable TV companies
	Electric harnesses and autoparts	General Motors, Volkswagen, Ford, Daimler-Chrysler dealers and spare parts companies
	Copper tubes, aluminum T- bars and PVC	Construction materials dealers and construction companies
	Lead-silver concentrate, zinc and "doré" bars	Met-Mex Peñoles
	Hydrofluoric acid	Chemical companies
	Minerals	Mining companies
Consumption	Ceramic tile	Sanimex, Mosaic Tile finish wholesalers and retailers
	Cigarettes	Public in general
	Tobacco	Frana, Catana
Commercials	food and beverages, gifts, toiletries, records, cassettes, bread and pastries, electronics among others	Public in general

Of all the abovementioned customers, only TELMEX represents more than 10% of Grupo Carso, S.A. de C.V., consolidated sales, approximately.

e) Applicable laws and tax regimen

Grupo Carso is subject to compliance with the laws, regulations and provisions applicable to any variable capital stock company, such as the Code of Commerce, the General Corporation Law, the Law of the Securities Market and all fiscal provisions.

Income tax regimen and tax on assets:

The companies established in Mexico are subject to income tax (ISR) and the tax on assets (IMPAC). Income tax is calculated by considering as taxable or deductible certain effects of the inflation such as depreciation, calculated on updated values, deduction of purchases instead of cost of sales, which allows the company to deduct actual costs, and the effect of inflation is accumulated or deducted on certain monetary assets and liabilities through the inflationary component, which is similar to the result by monetary position. Starting in 1999 and until 2001, the tax rate rose from 34% to 35%, with an option to pay the tax every year at the 30% rate and the remainder at the time profits are distributed. This remainder is registered as a long term liability. Starting from 2002, this deferral is eliminated and the tax rate for the ensuing years is as follows: 2002, 35%, 2003, 34%, 2004, 33% and starting in 2005, 32%.

On the other hand IMPAC is assessed at a rate of 1.8% on the net average of the majority of the assets (at updated values) and of certain liabilities, and paid only for the amount by which it exceeds the income tax for the year. Any payment made can be recovered against the amount by which income tax exceeds IMPAC in the three preceding periods and ten subsequent periods.

Starting in 2002, the Company and its subsidiaries are subject to the tax on the sale of luxury commodities and services and the substitute tax of credit to salary.

Fiscal consolidation regimen:

Carso has authorization from the Ministry of Finance and Public Credit to file a consolidated Income Tax and IMPAC return which excludes foreign subsidiaries.

Accounting and fiscal results:

The provision for Income Tax is determined on the basis of the amount to be paid according to the consolidated fiscal results of the Mexican companies, the main differences between the accounting and fiscal results being the inflationary component, the deduction on purchases instead of cost of sales, the difference between the accounting and fiscal depreciation, the effect from sales in installments, the result by monetary position and the reevaluation of temporary investments at market value.

Workers profit-sharing:

Workers profit-sharing is calculated on the individual results of each one of the operating companies; the profit for these effects does not consider the inflationary component and the fiscal depreciation is at historical value and not at updated values.

Deferred income tax and workers profit-sharing:

Starting in 2000, companies register the deferred asset or liability effect of income tax on the basis of the accumulated effect of the temporary items between the amounts of assets and liabilities for accounting and fiscal purposes as of the date of the balance sheet, as long term assets or liabilities. Deferred workers profit-

sharing has been calculated by taking into account the temporary differences that arise during the year which, it is presumed, will originate a liability or a benefit that will materialize.

f) Human Resources

Grupo Carso, through its subsidiaries, at the end of 2001 has more than 67 thousand employees, of which 66% are officers and employees and of these, 44% are trusted employees and 56% are unionized. 34% of all personnel are workers and they are all unionized.

	Trusted	Unionized	Total
Officers	943	0	943
Employees	18,65	25,28	43,93
Workers	0	23,06	23,06
Total	19.59	48.34	67.94

g) Market information

Condumex

The principal markets serviced by Grupo Condumex through its various companies are:

Telecommunications. For Condumex this market has had an important growth mainly because of increased internal demand and more exports to markets in North and South America. A force for Condumex has been the development of turnkey projects, integrating design, manufacture and installation of its products. The competitionn has increased significantly both at the national and international level.

Construction and Energy. The construction market was supported by the dynamics of domestic industry, mainly social interest housing. Activities in the energy sector were moderate in view of delays in investment plans and maintenance of its principal clients. An important force of Condumex is the recognition of its trademark in the market and its network of distributors.

Automotive. The auto parts sector began the year 2001 with great dynamism both in original equipment and spares; however the activity became more moderate during the second half of the year as a result of the expectations of reduced economic activities in the North American market.

The principal competitors are: AXA, Iusa, Boge, Lerc, Essex, Alcatel, Pirelli, Yazaki, Phelps Dodge, Comscop, Belden and Madeco.

Nacobre

The products of the copper division are sold to the construction market, automotive industry, electric and electronic industries, appliances, air conditioning, refrigeration, sports cartridges and the military industry as well as for coining metal, folk art, plants for generating electric power and heat exchangers.

The main competitor in this division is Industrias Unidas, S. A. de C.V. (IUSA)

The products of the aluminum division supply the construction, automotive, appliance and domestic article markets, the electric, food and pharmaceutical industries and industry in general.

The main competitors of this division are Cuprum, S. A. de C.V. and Indalum, S. A. de C. V.

The market sectors in which the PVC division products are sold are construction, telephone service, the hydraulic and agricultural sectors.

The main competitors of this division are Plásticos Rex, S. A. de C. V. and Plásticos Omega, S. A. de C.V.

The Group companies also face competition from the import of products similar to those they manufacture.

Nacobre maintains a significant competitive advantage in the market on offering its clients a wide range of products which are manufactured with the highest technology and quality of renowned international prestige.

Frisco

Frisco in its mining division currently has a national and export market. In the domestic market, the main customer is Met-Mex Peñoles and in the export market Frisco sells to the U.S., Canada, England, Germany, Switzerland, South Africa and India. Our main customers are Johnson Matthey (England), Dmc2 (Germany), Ubs (Switzerland), Noranda (Canada) and Trafigura (U.S.A., South Africa and India). Química Flúor participates in the market of the Unites States of America and exports 100% of its production to said country. The principal segments in which hydrofluoric acid is used are in the manufacture of refrigerating gases (43%), aluminum production (25%), chemical byproducts (15%), gasoline alkylation (4%), metal coating (3%) and others (10%). The principal competitors are: Dupont, Atofina, Allied Signal and Solvay.

The factors that have the greatest effect are the prices of the metals, the exchange rate and the constriction of the international economy.

Ferrosur operates a route of 1,564 km on a trunk route, servicing the ports of Veracruz, Coatzacoalcos and Salina Cruz. In addition, at the beginning of 2001, it launched the operation of a rail barge that communicates Southeastern Mexico with the Eastern coast of the United States from Coatzacoalcos, Veracruz to Mobile, Alabama; it is considered that this transportation alternative represents for Ferrosur an area for growth of its operation. The sectors in which it participates are agricultural bulk, petrochemical industry, cement mineral bulk, automotive and intermodal. In 2001, the tons/km transported demonstrated a slight 1.4% reduction in comparison with 2000.

Ferrosur has direct competition from Transportación Ferroviaria Mexicana (TFM) at the port of Veracruz, being the only port in the country that is serviced by two rail lines, besides competing with general freight auto transport.

Porcelanite

Porcelanite maintains its leading position in the ceramic tile industry in Mexico. In 2001, Porcelanite continued increasing its production volume, although at a lower rhythm in comparison with growths during recent years.

The Porcelanite distribution network is considered important for its operations.

Main competitors	Trademarks
Vitromex, S.A. de C.V.	Vitro
Ladrillera Monterrey, S.A. de C.V.	Lamosa
Internacional de Cerámica, S.A. de C.V.	Interceramic

Cigatam Philip Morris Mexico

The cigarette market in Mexico is very stable, while the market participation of the company has been increasing in the last 20 years. The market participation, measured by volume increased by 55.9% at the close of 2000, and 58.3% at the close of 2001. This is a growth of 240 base points during the year while the total market value increased by only 140 base points in comparison with 2000.

As to the participation by segment, Cigatam – Philip Morris Mexico, at year end reported a growth in the high price segment of 170 base points, reaching 75.9% against 74.2% last year. In the low price segment market participation rose from 53.7% to 55.4%. The solidity in these segments is due to the strength of brands such as Marlboro, Benson & Hedges, Delicados and Faros. On the other hand, the participation in the medium price bracket dropped from 13.2% to 12.1%.

Individually, Marlboro continued increasing its participation reaching 42.4% individually against 31.9% at the close of 2000. Its market participation in the Federal District rose to 56.5%. In July 2001, the Parliament branch was launched, offering another option to consumers in the high price bracket.

Grupo Sanborns

Notwithstanding that there are no retail stores or chains directly comparable to Sanborns, each one of its divisions has different competitors. Due to its singular format, Sanborns competes with (1) department stores, (2) drugstores and (3) restaurant chains. Walmart de Mexico through Vips restaurants has recently opened a new format with a store that competes with Sanborns under the same concept. In respect to other Mexican retailers, Sanborns has greater operating margins due to its sales mixture, format of store/restaurant and broad objective market. The greatest margins come from its restaurant and music stores which are characterized by greater margins than those of other retail chains. Another factor that contributes to higher margins than the average is its high percentage of sales of last minute gift items by the high income brackets in Mexico, who are less sensitive to prices.

Sears competes with Salinas y Rocha, Liverpool and El Palacio de Hierro but also has an advantage due to its national presence. In addition to its extensive network of stores that cover 31 Mexican cities, Sears has a strong market position in domestic appliances and other durable consumer commodities through the strong trademarks developed by Sears in the United States that include Kenmore, Diehard and Craftsman.

Music stores are leaders in a very fragmented market composed mainly of small independent stores and record departments in the large department stores. The only true competition are the Tower Record stores (a North American chain) in Mexico City.

The restaurant business in Mexico is highly fragmented. It consists of national chains, chains in Mexico City and some independent restaurants. Vips, (of Walmart de Mexico) represents the most important competitor of Sanborns. Customers view Vips and Sanborns as equivalents, notwithstanding that many of these restaurants are not located next to stores and their décor and menus vary. Other competitors in this segment include Wings, Toks and California.

Notwithstanding that in Mexico competition in the retail pharmaceutical market is intense due to the presence of various well established chains of drugstores such as Benavides and Fragua, Sanborns has always enjoyed a greater presence in Mexico City and its surrounding areas. The numerous locations and uniform quality of Sanborns help to reinforce brand loyalty and the return of customers.

The industry of real estate developments for commercial purposes in the country is very fragmented. Although there are other companies including department stores that develop commercial real estate, a large number of real estate properties are developed by individuals. The Company considers that in the years to

come, it will face greater competition in the market for the acquisition and development of real estate, including competition from international companies.

GCarso considers that, being one of the most important retail sales companies in the country and a Company that also includes commercial real estate development, it has many competitive advantages, including: (i) variety of complementary store formats; (ii) a large geographical diversity in Mexico; (iii) the existence of synergies among its businesses; (iv) management personnel with experience and training, focused on results; (v) utilization of adequate systems in the operation and (vi) financial solidity.

Variety of Complementary Store Formats

Through Sears Mexico and Sanborns, the Company operates important chains of retail stores which have captured a significant portion of the domestic market. Sears Mexico operates department stores in the traditional format that offer a wide selection of products through their lines of articles for the home and fashion articles ("hardlines" and "softlines"), contracts for repair and maintenance service and automotive products and services. Sanborns represents a singular concept which consists of specialized department stores on a small scale (including drugstores, book departments, department of personal electronic appliances and appliances for the home, accessories and jewelry for men and women as well as high quality gifts and novelties), combined with a restaurant and bar which are open from 7:30 AM to 1:30 AM seven days a week.

In addition to the operation of department stores, the Company participates in the restaurant and bar sector through the food and beverage division of the Sanborns and Sanborns Café units, in the sale of disks through Mixup, No Problem, Discolandia and La Feria del Disco Mexico, in the bakery and pastry business, through El Globo, La Balance, Fast Food and Islands.

The domestic retail sale industry has also demonstrated certain trends toward market concentration, similar to the trends registered in other markets in the world. This concentration is due mainly to four factors: (i) the use of information systems which has allowed retail salesmen to reach scale economies, reduce costs and identify opportunities for the sale of merchandise; (ii) the scale requirements necessary to achieve lower supply costs and scale economy; (iii) the need to have access to capital; and (iv) the increased fiscal obligations which generate growth opportunities for institutional merchants and for displacing informal establishments.

Geographic diversity

Grupo Sanborns considers that it is the retail sales company with the greatest diversity in Mexico. At December 31, 2001, the Company operated 45 Sears stores throughout Mexico located in 31 cities, 149 Sanborns and Sanborns Café stores located in 31 cities, 60 stores for the sale of recorded music distributed in 17 cities and 123 pastry shops with a presence in 8 cities. The Company considers that this geographic diversity has allowed it to develop a significant knowledge of the preferences and consumer habits in the various regions of the country. As economies develop and the population grows, retail sales companies try to diversify themselves geographically in markets where they had not been operating. Management considers that the current presence of the Company in different markets and its experience and know-how of the preferences and consumer habits in the various regions of the country provide it with a significant advantage over other competitors who have not previously penetrated these markets.

h) Financial information by line of service

Sales. Figures in millions of pesos at pesos of December 2001.

Company	1998	1999	2000	2,001
Condumex	13,350	12,845	14,545	14,179
Nacobre	5,979	5,644	5,806	4,875
Frisco	2,118	2,215	3,394	2,751
Porcela	2,408	2,623	2,741	2,588
Cigatam (1)	8,727	9,659	11,213	12,360
Sanborns	6,266	6,709	7,308	7,504
Sears	6,074	6,932	7,752	8,334
Pasteleria Francesa		603	700	745

(1) Combined Cigatam – Philip Morris

(1) Cigatam – Philip Morris Combination

The total sales per geographical sectors are as follows:

GRUPO CARSO, S.A. DE C.V., AND SUBSIDIARIES

EXPORTS SALES ANALYSIS ACCORDING TO THE GEOGRAPHICAL AREA

OF THE FOLLOWING YEARS:
(THOUSANDS OF PESOS)

RESTATED TO PESOS
CLOSE OF DECEMBER 2002

SALES	1999	% O/TOT. SAL	2000	% O/TOT. SAL.	2001	% O/TOT. SAL.
NORTH AMERICA	4,874,823	10.5429%	4,758,242	9.1593%	3,896,319	7.5839%
CENTRAL, SOUTH AMERICA AND THE CARIBBEAN	694,270	1.5013%	896,279	1.7253%	822,193	1.6003%
EUROPE	905,430	1.9582%	824,013	1.5862%	491,310	0.9563%
REST OF THE WORLD	25,880	0.0560%	45,649	0.0879%	42,206	0.0822%
EXPORTS SALES	6,500,403	14.0584%	6,524,183	12.5587%	5,252,028	10.2227%
MEXICO	39,737,966	85.9422%	45,425,902	87.4414%	46,124,434	89.7774%
TOTAL SALES	46,238,369	100.0000%	51,950,085	100.0000%	51,376,462	100.0000%

i) Corporate Structure

PARTICIPATION PERCENTAGE OF GRUPO CARSO, S.A. DE C.V.
IN ITS SUBSIDIARIES AT DECEMBER 31 2001


GRUPO CARSO
79.7647%
GRUPO SANBORNS, S.A. DE C.V.
PROMOTORA MUSICAL, S.A. DE C.V.
51.0000%
SEARS ROEBUCK DE MEXICO, S.A. DE C.V.
84.9432%
SANBORN HERMANOS, S.A.
99.9354%
PASTELERIA LA FRANCESA, S.A. DE C.V.
100.0000%
32 SUBSIDIARIAS
99.6111%
EMPRESAS FRISCO, S.A. DE C.V.
17 SUBSIDIARIAS
99.8918%
INDUSTRIAS NACOBRE, S.A. DE C.V.
12 SUBSIDIARIAS
100.0000%
INMUEBLES CANTABRIA, S.A. DE C.V.
22 SUBSIDIARIAS
99.5369%
GRUPO CONDUMEX, S.A. DE C.V.
50 SUBSIDIARIAS
99.9319%
PORCELANITE S.A. DE C.V.
11 SUBSIDIARIAS
61.6450%
CONSORCIO BOSQUES S.A. DE C.V.
80.8886%
CIGATAM,S.A. DE C.V.
1 SUBSIDIARIA
49.9950%
PHILIP MORRIS DE MEXICO, S.A. DE C.V.
21 SUBSIDIARIAS

j) Description of its principal assets

GRUPO CARSO
4TH QUARTER, 2001
PLANTS, SHOPPING CENTERS, DISTRIBUTION AND/OR SERVICE CENTERS

PLANT OR CENTER	ECONOMIC ACTIVITY	INSTALLED CAPACITY	% OF UTILIZATION
149 SANBORNS ESTABLISHMENTS (2)	DEPARTMENT STORES AND RESTAURANTS	173,535	100.00
60 MUSIC STORES (2)	SALE CD'S, LD'S, CASSETTES AND VIDEOS	27,189	100.00
45 SEARS ESTABLISHMENTS (2)	DEPARTMENT STORES	264,108	100.00
8 SEARS CENTERS (2)	SHOPPING, DISTRIBUTION AND SERVICE CENTERS	515,708	94.00
123 BAKERIES (2)	SALE OF PASTRIES AND BREAD	15,219	100.00
4 PRODUCTIVE PLANTS (16)	PASTRIES AND BREAD PRODUCTS	15,412	92.00
GENERAL OFFICE (2)	ADMINISTRATION AND OFFICES	2,544	100.00
LEXINGTON DISTRIBUTION CENTER (3)	WAREHOUSE AND SHIPPING CERAMIC TILES	418	-
LAREDO DISTRIBUTIONNCENTER (3)	WAREHOUSE AND SHIPPING CERAMIC TILES	558	100.00
PORCELANITE SANTA CLARA BRANCH (3)	FACTORY CERAMIC TILE FOR WALL AND FLOORS	450	86.64
PORCELANITE LA MAGDALENA BRANCH (3)	FACTORY CERAMIC TILE FOR FLOORS	973	84.93
PORCELANITE SAN LUIS BRANCH (3)	FACTORY CERAMIC TILE FOR FLOORS	1,135	88.00
PORCELANITE SAN MARCOS BRANCH (3)	FACTORY CERAMIC TILE FOR WALL	1,200	94.00
PORCELANITE QUERETARO BRANCH (3)	FACTORY CERAMIC TILE FOR WALL AND FLOORS	900	81.00
PORCELANITE GUANAJUATO BRANCH (3)	FACTORY CERAMIC TILE FOR WALL AND FLOORS	400	41.00
IND VIADUCT COMPLEX (2)	FACTORY OF FOOD PRODUCTS	34,746	100.00
TLALNEPANTLA COMMISSARY (2)	PRODUCTION OF BREAD PRODUCTS	8,262	100.00
GUADALAJARA COMMISSARY (2)	PRODUCTION OF FOOD PRODUCTS	1,500	100.00
EXCELSIOR FACTORY(2)	MANUFACTURE OF SWEETS AND CHOCOLATES	5,190	100.00
MEXICO (7)	MANUFACTURE OF CIGARETTES	15,633	91.20
TOLUCA (7)	MANUFACTURE OF CIGARETTES	10,559	50.80
GUADALAJARA (7)	MANUFACTURE OF CIGARETTES	11,567	73.60
MINERA REAL DE ANGELES (9) (15)	MINING METALLURGICAL INDUSTRY	540,000	-
MINERA SAN FRANCISCO DEL ORO (9) (20)	MINING METALLURGICAL INDUSTRY	90,000	5.00
QUÍMICA FLUOR, S.A. DE C.V. (10)	CHEMICAL INDUSTRY	17,333	78.00
CÍA. SAN FELIPE, S.A. DE C.V. (10)	MINING METALLURGICAL INDUSTRY	90,000	35.00
MINERA TAYAHUA, S.A. DE C.V. (9)	MINING METALLURGICAL INDUSTRY	64,000	77.00
NACIONAL DE COBRE,	FACTORY SOLID SHEETING, CONNECTION,	106,000	85.00

SOCIEDAD ANONIMA DE CAPITAL VARIABLE. DE C.V. (6)	COPPER AND METAL PIPES		
RASA ALUMINIO, S.A. DE C.V. (6)	PROCESSING PLANT	0	-
COMERCIAL GRUPA, S.A. DE C.V. (6)	FACTORY FOR INGOTS, SHEETING, PAPER, PROFILE AND ALUMINUM PA	139,000	82.00
CONESA, S.A. DE C.V. (6)	FACTORY ALUMINUM PROFILES	23,100	80.00
TUBOS FLEXIBLES, S.A. DE C.V. (6)	FACTORY PVC PIPING AND CONNECTIONS	35,000	98.00
PRODUCTOS NACOBRE, S.A. DE C.V.	MARKETING COMPANY	0	-
COOPER & BRASS INTERNATIONAL	MARKETING COMPANY	0	-
CUPRO DO BRASIL LTD	MARKETING COMPANY	0	-
SERVICIOS INDUSTRIALES NACOBRE	ADMINISTRATIVE SERVICES	0	-
NACEL POTENCIA (6)	FACTORY FOR MEDIUM AND HIGH TENSION CABLE	5,000	34.00
NACEL MAGNETO (6)	FACTORY MAGNETO WIRE	2,450	48.10
NACEL GUADALAJARA (6)	FACTORY CONSTRUCTION CABLE	2,015	77.60
19 SALES OFFICES (2)	SALES AND DISTRIBUTION	11,921	95.40
NACEL MEXICO BRANCH (2)	SALE AND DISTRIBUTION CONSTRUCTION AND POWER CABLE	5,403	65.00
NACEL S.L.P. BRANCH (2)	SALE AND DISTRIBUTION TELEPHONE CABLE, MEDICAL HARNESSES	5,500	80.00
NACEL TELEPHONE PLANT (5)	MANUFACTURE OF COPPER WIRES FOR TELECOMMUNICATIONS	600	50.10
NACEL OPTICAL FIBER PLANT (4)	FACTORY FOR OPTICAL FIBER CABLE FOR TELECOMMUNICATIONS	1,800	38.60
NACEL ELECTRONICS PLANT (6)	FACTORY COMMUNICATIONS CABLE	250	57.60
NACEL ACOMETIDA PLANT (4)	FACTORY FOR TELEPHONE AND FIBERGLASS CABLES	15,000	86.60
NACEL COAXIAL PLANT (4)	FACTORY FOR COMMUNICATIONS CABLE (TRANSMISSION VIDEO AUDIO)	11,500	46.10
NACEL TRUNK PLANT (4)	FACTORY OF CABLE FOR TELECOMMUNICATIONS	900	31.50
NACEL TELEPHONE BRANCH (6)	FACTORY-TELEPHONE AND ELECTRONIC CABLE	800	92.00
NACEL COMMERCIAL PLANT (6)	SALE AND DISTRIBUTION CONSTRUCTION AND POWER CABLE	1,100	72.50
NACEL HARNESSES MED PLANT (6)	MANUFACTURE OF MEDICAL HARNESSES	20	20.80
CONALUM (6)	ALUMINUM WIRE	3,000	74.00
INDUSTRIAS IEM (11)	FACTORY TRANSFORMERS AND ELECTRIC MOTORS	100	40.00
SWECOMEX (11)	FACTORY-RADIATORS AND HEAT EXCHANGERS	48,000	70.00
EQUITER (11)	FACTORY THERMODYNAMIC EQUIPMENT	40,000	100.00
PRECITUVO (11)	FACTORY AND PURCHASE OF COLD DRAWN PIPING	1,000	65.00
SINER SOLUC. INTEG. LA CONSTRU	PURCHASE AND SALE AND INSTALLATION OF MACHINERY AND EQUIPMENT	100	100.00
SELMEX EQUIPOS INDUST (2)	PURCHASE AND SALE MACHINERY AND EQUIPMENT	38,425	98.30

CONTICON (6)	COPPER WIRE PLANT	18,333	72.00
COBRE DE MÉXICO (6)	PRODUCTION OF COPPER ELECTROLYTIC CATHODES	11,000	92.00
2 CORDAFLEX PLANTS (10)	MANUFACTURE-AUTOMOTIVE CABLE	1,025	69.60
CABLENA DE BRASIL (10)	CABLE FACTORY	350	78.00
CABLENA (4)	AUTOMOTIVE CABLE FACTORIES	127,000	60.00
ARCOMEX PLANT (1 AND 2) (12)	MANUFACTURE AND SALE OF ELECTRIC AND AUTOMOTIVE HARNESSES	116,092	53.30
3 ARELA'S PLANTS (12)	MANUFACTURE OF HARNESSES	22,032	74.40

PLANT OR CENTER	ECONOMIC ACTIVITY	INSTA LLED CAPAC ITY	% OF UTILIZA TIONN
ARELA PLANT, QRO (11)	FACTORY FOR PANELS	50	60.00
AUTOENSAMB Y LOGIST. PTA SALT	ASSEMBLY AND LOGISTICS OF AUTO PARTS	135	60.00
AUTOENSAMBL Y LOGIST. PTA SILA	ASSEMBLY AND LOGISTICS OF AUTO PARTS	198	70.00
CAMISA (13)	MANUFACTURE OF JACKETS FOR INTERNAL COMBUSTION MOTORS	226	62.40
GABRIEL DE MEXICO (13)	MANUFACTURER OF SHOCK ABSORBERS	364	65.00
SEALED POWER MEX (13)	MANUFACTURE OF AUTOMOTIVE RINGS	24	66.50
PROCISA (19)	INSTALLATION SUBSTATION AND TRANSMISSION LINES	7,500	90.00
INMOBILIARIA CUMPAS (19)	DESIGN, ENGINEERING AND PLANNING OF TELEPHONE WORKS	240	95.00
PROCOSERTEL (A-NET) (11)	AUTOMATION SYSTEMS FOR BUILDINGS AND INDUSTRIES	100	100.00
MICROM (14)	MANUFACTURE OF TELEPHONE CALL IDENTIFIERS	12,000	80.00
MITEL D.F.	COMMERCIAL AND SERVICE CENTER	612	-
SITCOM ELECTRONICS	INSTALLATION OF NODES	0	80.00
CONDUTEL AUSTRAL (2)	SALES AND DISTRIBUTION	6,012	95.00
SERVICIOS CONDUMEX (11)	RESEARCH AND DEVELOPMENT	100	97.00
CONDUMEX INC. (2)	COMMERCIALIZATION OF CABLES IN NORTH AMERICA	3,500	95.00
CENTRO DE AUXILIO VIAL (2)	TRAFFIC ASSISTANCE SERVICES	2,537	100.00
RECREO BRANCH (2)	ADMINISTRATIVE AND OFFICES	407	100.00
SATELITE BRANCH (2)	ADMINISTRATIVE AND OFFICES	33	100.00
PTA DE DULCES Y CHOCOL (17)	FACTORY AND COMMERCIALIZATION OF SWEETS, CHOCOLATES AND DERIVATIVES	180	35.00
GALAS DE MEXICO, S.A. DE C.V. (6)	PRINTING, LITHOGRAPH AND ENGRAVING	470	79.00
AGUSA, S..A DE C.V. (6)	PRINTING AND MANUFACTURE OF FLEXIBLE PACKING	2,500	88.20
9 HOTELS (CALINDA) (11)	HOTEL SERVICES	2,117	47.91
LAVANDERIA TURÍSTICA (2)	LAUNDRY SERVICE	1,800	80.00
INDUSTRIAL AFILIADA (8)	CONSTRUCTION ACTIVITIES IN GENERAL	0	100.00
BICICLETAS DE MEXICO,	BICYCLES	1,500	91.83

S.A. DE C.V. (8)

INSTALLED CAPACITY IS QUANTIFIED AT:

(1) ROOMS
(2) SQUARE METERS OF SURFACE
(3) THOUSANDS OF SQUARE METERS OF TILES PER MONTH
(4) KILOMETERS
(5) TONS OF COPPER
(6) TONS
(7) MILLIONS OF CIGARETTES PER YEAR
(8) UNITS PER DAY
(9) MONTHLY TONS OF PROCESSED MINERAL
(10) MONTHLY TONS OF PRODUCT
(11) UNITS
(12) STANDARD PRODUCTION UNIT
(13) THOUSANDS OF PIECES
(14) MAN/HOURS
(15) TEMPORARILY SUSPENDED OPERATIONS IN 1998
(16) ANNUAL TONS
(17) THOUSANDS OF CASES
(18) THOUSAND OF PAIRS
(19) SQUARE METERS
(20) TEMPORARILY SUSPENDED ACTIVITIES IN FEBRUARY 2001
(21) TEMPORARILY SUSPENDED ACTIVITIES IN OCTOBER 2001

k) Judicial, Administrative or Arbitration proceedings

In January 2000, COC Services, Limited filed a complaint against CompUSA, Inc. (CompUSA) in the District Court of the County of Dallas, Texas alleging various contractual claims and civil liability against CompUSA which resulted from a letter of intent relative to franchises to retail stores in Mexico. The complaint also contained demands against other defendants, including Grupo Carso, Grupo Sanborns and engineer Carlos Slim Helú. COC Services claimed payment of actual damages in the amount of U.S.$150 million from CompUSA as a result of contractual default, extra-contractual interference with the contract and possible contract and demands for conspiracy in the amount of U.S.$2 million in damages on a fraud complaint, and punitive damages in the amount of U.S.$300 million. COC Services also purported to recover interest, legal costs and court costs.

The complaint was transferred to District Court 116 of the County of Dallas, Texas where it was judged by a jury in January and February 2001. In February 2001, the jury delivered its verdict declaring all of the defendants guilty on various claims made against them and ordering each one of the defendants to pay compensatory and punitive damages. The actual damages adjudicated to COC Services for punitive damages to be paid by the defendants are the following: U.S.$175.5 million against James Halpin, the ex-president and former director general of CompUSA, U.S.$94.5 million against CompUSA, U.S.$67.5 million against Engineer Slim, U.S.$13.5 million against Grupo Carso and U.S.$13.5 million against Grupo Sanborns. On the basis of this verdict of the jury the parties presented a motion in court in respect to various legal aspects that affect the final verdict.

On May 18, 2001, the judge reduced damages from U.S.$454 million to U.S.$121.5 million, a reduction of 73% of the verdict against Grupo Carso, Grupo Sanborns, engineer Carlos Slim Helú, CompUSA and its former Director General James Halpin. The judge also overthrew the verdict of the jury against CompUSA and James Halpin.

Grupo Carso, Grupo Sanborns and engineer Slim have participated in various acts during the proceeding and appealed the sentence in the courts of Texas. The appeals are in process and it is impossible to foresee the result. A bond has been purchased to guarantee payment that could derive from a final sentence. Even though a reduction of the verdict was obtained, it is planned to continue exercising all legal action before all the relevant judicial bodies so long as is necessary to obtain the exoneration of the accusations still pending.

Moreover it is known that COC Services, Ltd. appealed the sentence in order to obtain a resolution closer to the jury's verdict and once again include CompUSA and Mr. Halpin.

l) Shares of the capital stock

The subscribed and paid-in capital stock of Grupo Carso, S.A. de C.V., at the close of 2001 is MXP$ 1,029,416,531.59 represented by 890,250,000 shares of an authorized total of 915,000,000, of Series A-1, ordinary, registered, no par shares corresponding to the fixed minimum capital without the right of withdrawal.

No amount corresponds to the variable portion of the capital stock.

The company does not have outstanding securities or any agreement related to its capital that imply a conversion, exercise, exchange or subscription of shares.

During the last three fiscal periods, the amount of the capital stock has not been modified nor has the number of shares into which it is divided, thus no additional shares have been issued during that time.

m) Dividends

Grupo Carso, S.A. de C.V. approved, by means of a stockholders general ordinary meeting dated 30 April 1998, paying a dividend in cash to its stockholders, at a value of $1.00 per each of the representative stock of the capital stock in circulation on the date of payment of same. Since then, the society hasn't paid any dividends.

The abovementioned is stated, considering that at the society's stockholders general meetings for the years 1999, 2000, 2001 and 2002, when they gathered to determine, among other things, the allocation of profits for the social years 1998, 1999, 2000 and 2001, the stockholders approved, in every case, that the balance of all corresponding accumulated profits for each of said years be available for the stockholders general meeting and for the board of directors, except for the amount corresponding to the legal reserve, where the board of directors was considered the legal entity, to use said legal reserve amount, according to the law or rule, in the constitution or increase of reserves and/or to be distributed as dividend(s) to the Society's stockholders; and such payment of dividends, to date, has not been executed.

Also, it is worth mentioning that the board of directors has no express policy regarding the payment of dividends or regarding the making of the corresponding proposal to the society's stockholders meeting; however, in the last years, the society has reinvested all earned profits.

III. FINANCIAL INFORMATION

1. Selected Financial Information

The following charts demonstrate a summary of selected consolidated financial information of the Company that derives from and should be read together with the Audited Financial Statements. The Financial Statements were audited by Ruiz Urquiza y Cía., S. C.

GRUPO CARSO, S.A. DE C.V. AND SUBSIDIARIES
Selected Financial Information
Constant pesos at the close of December 2001 (THOUSANDS OF PESOS)

Items	2001	2000	1999
Net Sales	51,376,462	51,950,088	46,236,031
Gross Profit	15,401,185	15,370,012	14,463,857
Operating Profit	7,948,264	8,097,526	7,683,586
Majority Net Profit	2,484,074	2,710,847	5,585,155
Profit per share	2.79	3.02	6.20
Investments in Fixed Assets	2,212,015	2,874,801	2,885,244
Depreciation and amortization during the period	1,858,678	1,980,253	1,951,274
Total Assets	64,588,842	88,554,289	72,228,027
Total Liabilities with cost	21,927,796	29,567,133	26,383,488
Turnover accounts receivable (days)	48	49	59
Turnover accounts payable (days)	38	40	48
Inventory turnover (times)	3.71	3.46	3.11
Consolidated Net Worth	24,672,015	34,014,680	36,217,462
Cash dividends declared per share	0.00	0.00	0.00

2. **Comments and analysis of management regarding company results**

a) Operation results

Grupo Carso S.A. de C.V. and Subsidiaries

Despite a complicated internal economic scenario with an economy in recession, Carso registered sales of MXP$51 billion 376 million, 1.1% less than the MXP$51 billion 950 million in 2000. These figures were restructured for comparison purposes, excluding the results of CompUSA both in 2001 and in 2000. The net effect of the results of CompUSA is presented as discontinued operations. The operation profit was MXP$7 billion 948 million with a 15.5% operating margin which represented a 1.8% drop in operation profits in comparison with the previous year. Operating flow (EBITDA) amounted to MXP$9 billion 807 million with an EBITDA margin of 19.1%.

In the industrial sector, considering Condumex, Nacobre, Frisco, and Porcelanite, sales decreased year by year by 2.5%, 16.0%, 19.0%, and 5.6% respectively. However in the case of Frisco, the results are not comparable in as much as they include in 2000 the consolidation of a complete year of three mines while in 2001 only the results of Minera Tayahua were consolidated. In the case of Cigatam-Philip Morris, it registered an increase of 10.2% over the preceding year.

In the commercial sector, Grupo Sanborns increased its sales by 5.4%. The results of Grupo Sanborns are explained by consumption dynamism in 2001. Operation profit was MXP$2 billion 812 million, a 9.3% increase over the preceding year. The operation margin was 16.9% during the year compared with 16.3%

Total assets of Grupo Carso at the close of 2001 were MXP$64 billion 588.8 million against MXP$88 billion 554.3 million in 2000. This reduction in assets is explained by the split of CompUSA which became final in November 2001.

The level of net debt was MXP$18 billion 161 million at year end, which is considered sound in virtue of the fact that the EBITDA/Net debt ration was 54.0%, representing a 3.1 times interest coverage. In 2001, the net debt diminished by MXP$6 billion 817 million, 27% in respect to the previous year, as a result of payment of liabilities at the subsidiary level and the split of CompUSA. At December 2001, 62% de la debt was denominated in pesos and 52% of it was structured over the long term. The number of outstanding shares at the close of the period was 890,250,000, compared with 893,500,000 at the close of 2000.

b) Financial Situation, Liquidity and Capital Resources

Internal and external liquidity sources

The internal liquidity sources come from the generation of cash flow by the Group's subsidiaries; that is, profit before financing, depreciation and amortization.

The external liquidity sources come mainly from suppliers, bank financing through short or long term lines of credit or through short term stock market debt as commercial paper or long term debt as medium term notes.

Debt level

The total debt of Grupo Carso was MXP$21 billion 928 million in 2000. The cash level was MXP$3 billion 767 million. Consequently the net debt was MXP$18 billion 161 million pesos. The net debt to capital ration was 74%.

Figures in millions of constant pesos at December 31, 2001

	2001	2000	1999	1998
Total debt	21,928.0	29,567.1	26,383.5	22,931.8
% Long term	52%	48%	40%	43%
% Pesos	62%	42%	55%	43%




term
52%

Policies that govern the treasury

The principal subsidiaries of GCarso invest their funds individually on the basis of their cash flow needs, considering the term and risk required in order to optimize the financial cost.

The cash and temporary investments are maintained in Pesos or in Dollars depending on requirements and liquidity needs of each subsidiary on the basis of their cash flow and debt structure.

Operation policies of the Condumex Research and Development Center (CIDEC)

CIDEC is a company engaged in developing new processes, new materials and new products related to the market served by GCarso (telecommunications, construction, auto parts, energy and mining among others).

It has its own facilities located in the State of Queretaro with a staff of 120 who work exclusively in the area of research and development: cables, optical fiber, telecommunications, metallurgy, modernization and quality systems.

C IDEC 's projects are directed toward increasing productivity (through cost reduction of raw materials and the development of the Group's own materials and compounds for specific applications, improving existing productive processes, revising warehouses, reducing waste, etc.), the development of new products (all types of copper, aluminum and optical fiber cables, electronic devices for telecommunications, development of software) and projects related to the ecology (reutilization of hazardous and non-hazardous residuals, reduction of the generation of potential pollutants, etc.).

Requests for projects come from our customers, from the commercial areas of our companies, from the Group's plants and from CIDEC itself; the criteria for their acceptance and development are the following:

- Competitiveness process of the plants (cost reduction and product differentiation)
- Quality process of the plants (maintenance of technology that results in the consistency of our processes and products)
- Development of new products (everything new that allows for growth and diversification of the group)
- An additional criteria takes into account whether or not the project presents a profitable cost – benefit ration, reflected in the results of the plants.

Condumex

The domestic and external market conditions in the second half of 2001 demonstrated a contraction in the demand for products and services, greater domestic and foreign competition and a strong exchange rate in respect to the principal currencies. Under this complicated environment, Condumex held as leader in the sectors in which it participates. Integrated solutions or turnkey projects that contemplate design, manufacture, installation and maintenance in sectors such as telecommunications, energy, hydraulics and electronics have allowed Condumex to continue increasing its market. The Condumex strategy contemplates consolidating its market and focusing on growth in the construction, energy and telecommunications industries, seeking to maintain a technological avant-garde position, operating efficiency and financial solidity that characterize it.

RELEVANT DATA
Figures at constant pesos, December 2001
(THOUSANDS OF PESOS

COMPANY	ITEM	1998	1999	2000	2001	VARIATION From 00 to 99	From 01 to 00
CONDUMEX	SALES	13,349,771	12,844,855	14,545,016	14,178,856	13%	-3%
	COST OF SALES	9,587,279	9,618,276	10,971,237	10,692,637	14%	-3%
	GROSS PROFIT	**3,762,492**	**3,226,579**	**3,573,779**	**3,486,219**	**11%**	**-2%**
	GROSS MARGIN	28.18%	25.12%	24.57%	24.59%	-2%	0%
	OPERATING EXPENSES	1,037,285	1,068,994	1,134,337	1,140,185	6%	1%
	OPERATING PROFITS	**2,725,208**	**2,157,585**	**2,439,442**	**2,346,034**	**13%**	**-4%**
	OPERATION MARGIN	20.41%	16.80%	16.77%	16.55%	0%	-1%
	INTEGRATED FINANCE COST	533,103	(113,189)	199,113	41,726	-276%	-79%
	NET PROFIT	**1,206,449**	**1,464,991**	**1,235,932**	**1,162,111**	**-16%**	**-6%**

Condumex sales contracted by 2.5% in comparison with the preceding year, reporting at the close of 2001 sales of MXP$14 billion 179 million compared with MXP$14 billion 545 million in 2000. However, measured in dollars, sales and operation profits for 2001 were MXP$1 billion 489 million and MXP$246 million respectively; these are record figures in the history of Condumex. Operation profit was MXP$2 billion 346 million, which represented an operating margin of 16.5%, a level very similar to the one reported during the previous year. The flow generated by the operation (EBITDA) was MXP$2 billion 700 million pesos.

The various divisions of Condumex demonstrated mixed performance as to production volumes. In general terms, the first semester of the year was more favorable, the Telecommunications division reflecting the best results with significant increases in volumes of copper telephone cable, optical fiber and installation of cable and radio frequency towers, and the Automotive division with automotive harnesses. However the impact of the contraction became more evident in the second half of the year, affecting all the divisions. The construction industry demonstrated a drop both in industrial, commercial and residential projects due to a lack of cash flow; in the telecommunications industry, domestic customers reduced their investment plans in the external plant, and exports to North and South America diminished considerably; in energy, bidding processes for new projects were delayed; and the automotive industry was affected by the contraction in the United States resulting from technical work stoppages and the closing of plants.

Condumex invested approximately US$41 million in fixed assets in the maintenance of its installed capacity, the modernization of certain processes and the plant for the production of radio frequency cable for cellular telephone service.

Nacobre

RELEVANT DATA
Figures in constant pesos at December 2001
(THOUSANDS OF PESOS)

COMPANY	ITEM	1998	1999	2000	2001	VARIATION From 00 to 99	VARIATION From 01 to 00
NACOBRE	SALES	5,979,319	5,644,190	5,806,191	4,874,628	3%	-16%
	COST OF SALES	4,435,484	4,372,078	4,598,316	3,813,258	5%	-17%
	GROSS PROFIT	1,543,835	1,272,112	1,207,875	1,061,370	-5%	-12%
	GROSS MARGIN	25.82%	22.54%	20.80%	21.77%	-8%	5%
	OPERATING EXPENSES	468,082	483,956	483,047	447,471	0%	-7%
	OPERATING PROFIT	1,075,753	788,156	724,828	613,899	-8%	-15%
	OPERATION MARGIN	17.99%	13.96%	12.48%	12.59%	-11%	1%
	INTEGRAL FINANCE COST	424,693	127,500	300,066	238,545	135%	-21%
	NET PROFIT	447,389	356,506	226,474	(48,903)	-36%	-122%

Consolidated sales of Nacobre diminished by 16%, standing at MXP$4 billion 875 million in 2001 against MXP$5 billion 806 million in 2000. The level of exports for 2001 was 20.2% of total sales. The worldwide recession and the impact it had on the Mexican economy as well as the strength of the peso in respect to the U.S. dollar and the drop in international prices of metals were factors that affected the results of Nacobre during the period in question. In view of the foregoing, the invoiced volume dropped; however, operation flow rose by 29.9% against 2000, generating MXP$583.9 million pesos during the period; this was achieved by taking measures to implement additional operating efficiency such as a 23.2% reduction of inventories, a 15% reduction of accounts receivable. Consequently the debt with cost to the Group diminished MXP$$318 million, which represents a 9.7% reduction in comparison with the close of 2000.

Operation profit also dropped 15.3% in respect to the previous year, amounting to MXP$613.9 million during the period reported upon.

For the Copper division during the period, and notwithstanding higher sales volumes in the construction sector to counteract the drop in the export market, total sales in this division reflected a 15.2% reduction in comparison with the previous year in view of the 13.5% drop in the international price of copper (COMEX) as well as a 5.9% drop in invoiced volume. In the domestic market, we continued expanding our customer portfolio and with this our coverage. Consequently, operation profit was MXP$388 million, 21.8% less than the previous year, with an operating margin of 14.2% compared with the 15.4% of the previous year.

Sales of the Aluminum division amounted to MXP$1 billion 669 million, a 15.1% drop in respect to the previous year, caused mainly by the close, as of the second semester, of a production line in our Veracruz plant. On the other hand, sales of aluminum foil increased both for industrial and domestic use; our ALUPAK brand reached sales volumes higher than those obtained in previous years, with a good participation in sales of profiles for monumental works, which enhanced our presence in the largest and most modern works being constructed in the country. The international price of Aluminum (LME) dropped by 6.8%, however the operation profit of the Aluminum division amounted to MXP$118.6 million, a substantial 88% increase over the previous year, resulting from the focus on production of articles with a higher added value.

The PVC division was affected by the contraction of public spending in hydraulic infrastructure, particularly during the first semester of the year. Thus, sales volumes diminished by 6.8% in respect to the previous year which together with a 16.1% reduction in the average price of resin (ICISLOR) resulted in a drop of 23.7% in sales in comparison with the previous year on reaching, during the period reported upon, sales in the amount of MXP$468.5 million in this division.

In 2001, Nacobre invested US$24 million in fixed assets, 61% of which were used to increase installed capacity and increase the development of new products, and 24% in equipment to increase productivity in the Copper and Aluminum division.

Frisco

RELEVANT DATA
Figures at constant pesos, December 2001
(THOUSANDS OF PESOS)

COMPANY	ITEM	1998	1999	2000	2001	VARIATION From 00 tp 99	From 01 to 00
FRISCO	**SALES**	**2,118,480**	**2,215,850**	**3,394,423**	**2,751,077**	**53%**	**-19%**
	COST OF SALES	1,724,905	1,635,043	2,679,702	2,074,355	64%	-23%
	GROSS PROFIT	**293,575**	**580,808**	**714,721**	**676,722**	**23%**	**-5%**
	GROSS MARGIN	18.6%	26.2%	21.1%	24.6%	-20%	17%
	OPERATING EXPENSES	274,820	306,101	334,207	346,629	9%	4%
	OPERATING PROFITS	**118,729**	**274,706**	**380,514**	**330,093**	**39%**	**-13%**
	OPERATION MARGIN	5.6%	12.4%	11.2%	12.0%	-10%	7%
	INTEGRANTED FINANCE COST	(305,779)	(322,595)	225,185	114,227	-170%	-49%
	NET PROFIT	**(367,413)**	**185,413**	**(255,150)**	**(128,778)**	**-238%**	**-50%**

Frisco registered sales at the close of 2001 of MXP$2 billion 751 million, a 19% reduction in respect to the previous year. Operation profit was MXP$330 million, 13% less than in 2000, with a 12% operation margin against 11% reflected in the previous year. These results were affected by the strength of the peso in respect to the dollar and the low price of metal; likewise, the figures are not comparable in as much as in 2001, two mines were temporarily closed; said mines were operating in 2000.

The volumes transported by Ferrosur during the year diminished, resulting in a 1% decrease in sales, with operating margins of 17% compared with an 18% level in the year 2000. These margins consider the increase in lease expenses under the "Sale & Lease Back" operation of part of its fixed assets. The segments that reflected the greatest growth during the year were agriculture, industry and automotive. In 2001, and in association with CG Railway, Ferrosur launched the operation of a rail barge that covers the Coatzacoalcos, Veracruz - Mobile, Alabama route, offering their clients new transportation alternatives between Southeastern Mexico and the Eastern Cost of the United States of America.

Química Flúor reported sales of MXP$606 million, 19% less than the previous year, resulting mainly from a contraction in the demand of hydrofluoric acid which resulted in a 17% drop of production volumes. On the other hand the mining division reported the lowest production level in its history. The San Francisco del Oro and San Felipe mines were closed temporarily, upon a consideration that it was senseless to extract the mineral at current prices. Tayahua is the only mine currently operating, registering increases in its production levels with high mineral laws.

Investments in fixed assets in 2001 were MXP$148 million, used principally for the rehabilitation of tracks in Ferrosur, the expansion of the processing plant of Minera Tayahua, and equipment replacement.

Porcelanite

RELEVANT DATA
Figures at constant pesos, December 2001
(THOUSANDS OF PESOS)

COMPANY	ITEM	1998	1999	2000	2001	VARIATION From 00 to 99	VARIATION From 01 to 00
PORCELANITE	**SALES**	**2,408,445**	**2,623,011**	**2,741,337**	**2,587,671**	**5%**	**-6%**
	COST OF SALES	1,299,015	1,452,584	1,557,730	1,582,961	7%	2%
	GROSS PROFIT	**1,109,430**	**1,170,427**	**1,183,607**	**1,004,710**	**1%**	**-15%**
	GROSS MARGIN	46.06%	44.62%	43.18%	38.83%	-3%	-10%
	OPERATING EXPENSES	319,876	375,406	398,927	410,738	6%	3%
	OPERATING PROFIT	**789,554**	**795,021**	**784,680**	**593,972**	**-1%**	**-24%**
	OPERATION MARGIN	32.78%	30.31%	28.62%	22.95%	-6%	-20%
	INTEGRATED FINANCE COST	325,618	242,583	235,979	248,774	-3%	5%
	NET PROFIT	**75,368**	**466,822**	**265,565**	**393,723**	**-43%**	**48%**

2001 was a complicated year for the National Ceramics Industry. On the one hand growth in installed capacity along with an increase of imported products exerted strong pressure on the average price per square meter which in real terms reflected a reduction of 8.3% in respect to the close of 2000.

Notwithstanding that the volumes of Porcelanite grew 3.0% over the previous year, reaching 48.4 million square meters against 46.9 million in 2000, sales accounted for MXP$2 billion 587.7 million, with a 22.9% operating margin, a 5.6% and 20% reduction respectively in respect to the previous year. The drop in sales and margins is explained mainly by cited reduction in real terms of the average sale price not offset by the increase in sales volumes, higher production costs and the impact of pre-operating expenses of the new plant which, conservatively, it was decided to carry to results and extraordinary expenses originated by the close of the Pavilion 1 plant.

In April, the price of Porcelanite rose by a weighted average of 5%, however this increase was not sufficient to offset the generalized price drop. Conditions prevailing in the industry forced Porcelanite to increase its promotional activity particularly at the point of sale, constructing more than 150 display rooms at the premises of our distributors throughout the year.

In the third quarter of the year the new plant in San José Iturbide Guanajuato was inaugurated; it is planned to service all the market segments but with a special focus on the medium and high segments. Unique in Latin America for the manufacture of highly resistant and hard products known as enameled porcelanate, said plant has a capacity of 600,000 square meters a month and is located only 400 meters from the clay mine, which lowers the cost of hauling raw material. In November 2001, it was decided to temporarily close the facilities of the Pavilion 1 plant located in Tlaxcala, which has a capacity of 400,000 square meters a month.

Investments in fixed assets were MXP$339.7 million, allocated mainly to finish the San José Iturbide plant and to begin construction of a factory for the manufacture of tile glue and adhesives, which started operations in the first quarter of 2002.

Cigatam- Philip Morris Mexico

RELEVANT DATA
Figures in constant pesos at December 2001
(THOUSANDS OF PESOS)

COMPANY	ITEM	1998	1999	2000	2001	VARIATION From 00 to 99	From 01 to 00
CIGATAM	**SALES**	**6,254,913**	**6,921,265**	**8,010,630**	**8,768,759**	**16%**	**9%**
	COST OF SALES	5,471,415	6,022,855	7,148,249	7,860,922	19%	10%
	GROSS PROFIT	**783,498**	**898,410**	**862,381**	**907,837**	**-4%**	**5%**
	GROSS MARGIN	12.53%	12.98%	10.77%	10.35%	-17%	-4%
	OPERATING EXPENSES	185,638	250,355	249,009	263,803	-1%	6%
	OPERATING PROFIT	**597,860**	**648,055**	**613,372**	**644,034**	**-5%**	**5%**
	OPERATION MARGIN	9.56%	9.36%	7.66%	7.34%	-18%	-4%
	INTEGRATED FINANCE COST	24,009	(56,441)	17,264	32,368	-131%	87%
	NET PROFIT	**440,792**	**473,454**	**376,320**	**321,682**	**-21%**	**-15%**

Cigatam – Philip Morris Mexico

The combined financial results of Cigatam – Philip Morris, which at 50% represent the economic value for Grupo Carso reflected an increase in the net profit of 6.1% in 2001 in comparison with the year 2000, reaching MXP$1 billion 443.7 million pesos with an operation margin of 19.4% which compares favorably with the 19.2% of last year. Operating flow was MXP$1 billion 846 million pesos, 3% more than in 2000. The results of Cigatam which are those that are consolidated 100% in Grupo Carso reflected a sales level of MXP$8 billion 768.8 million with a 7.3% operating margin, which represented a growth of 9.5% and 5.0% respectively in comparison with 2000.

During the year there was a price rise in September which on average was 8.1% resulting from the $1.00 increase in the high and medium bracket brands and $0.50 centavos in the low segment brands.

Accumulated investment in fixed assets in 2001 was approximately US$20 million, basically allocated to machinery and equipment.

As of January 1, 2002, the Law on Special Tax on Production and Services was amended, establishing that in the sale of processed tobacco, the following rates will apply for the 2002, 2003, 2004 and 2005 fiscal periods: for filtered cigarettes 105%, 107%, 110% and 110% respectively. For unfiltered cigarettes 60%, 80%, 100% and 110% respectively.

Grupo Sanborns

RELEVANT DATA
Figures in constant pesos at December 2001
(MILES DE PESOS)

COMPANY	ITEM	1998	1999	2000	2001	VARIATION From 00 to 99	VARIATION From 01 to 00
GRUPO SANBONRNS	**SALES**	**12,700,403**	**14,076,451**	**15,738,339**	**16,595,424**	**12%**	**5%**
	COST OF SALES	6,916,170	7,530,108	8,628,430	9,025,437	15%	5%
	GROSS PROFIT	**5,784,233**	**6,546,343**	**7,109,909**	**7,569,987**	**9%**	**6%**
	GROSS MARGIN	45.54%	46.51%	45.18%	45.61%	-3%	1%
	OPERATING EXPENSES	3,828,700	4,176,322	4,536,972	4,758,117	9%	5%
	OPERATING PROFIT	**1,955,533**	**2,370,021**	**2,572,937**	**2,811,870**	**9%**	**9%**
	OPERATION MARGIN	15.40%	16.84%	16.35%	16.94%	-3%	4%
	INTEGRATED FINANCE COST	814,562	1,309,476	460,619	789,018	-65%	71%
	NET PROFIT	**961,237**	**1,310,931**	**1,017,763**	**1,184,011**	**-22%**	**16%**

Grupo Sanborns registered sales of MXP$16 billion 595 million with a 16.9% operating margin, compared with sales of MXP$15,738 million and a 16.3% operating margin last year. In 2001, 7 Sanborns stores were opened, 2 Sears department stores, 7 music stores and 22 bakeries. The results on a comparable basis reflect good results for the commercial formats in Mexico resulting from consumer dynamism.

Sanborn Hermanos

Sanborn Hermanos faced strong competition in its stores resulting from promotional activity in the commercial sector. The peculiar concept of Sanborns makes it compete with department stores, drugstores, bookstores, restaurants and bars equally. Sanborns has known how to confront this situation and it implemented strategies to adapt the traditional concept of the store and maintain its position among consumers as the preferred and accessible place to make their purchases, to dine or as a meeting place for business or social purposes.

In 2001, Sanborns expanded its presence in the market by opening 7 Sanborns stores and 7 music stores. In this way, its sales area increased by 7.5%, accumulating at the close of 2001, 200,724 square meters distributed in the Sanborns, Sanborns Café and music stores formats.

Combined sales for the year were MXP$7 billion 410 million which, compared with MXP$7 billion 234 million for the previous year represent a growth in real terms of 2.4%. Combined sales of the same stores in 2001 dropped 2.1% compared with the previous year. The combined operation margin was 12.2%, 120 base points lower than last year, resulting mainly from increased promotional activity.

During the year Sanborns carried out several promotions as a response to the promotional activity in the industry, which increased the number of customers in the stores and allowed them to renew their inventories to offer the newest merchandise available in the market. Sales for the year grew by 2.0%, reaching MXP$5 billion 709 million, with a 12.2% operating margin.

Sanborns Café and the food and beverages division of Sanborns reflected a reduction in the number of customers resulting from the increase of established restaurants and bars as well as the food stands of the informal economy. Seating capacity rose by 6.0% in comparison with last year, with the opening of establishments during the year.

The music store division operates various formats directed toward different market segments. MixUp and No Problem are focused on the high retail bracket and Discolandia and Feria del Disco, on the medium/low and wholesale segments. During the year, sales space increased, reaching 27,189 square meters of sales area. Sales rose by 2.1% over 2000 with a 6.5% operation margin.

Sears

Sears completed another year of commercial success with comparable sales increases of 5.6%, two new openings, a 17% increase in its credit portfolio and operating efficiencies which reflected in more sales, higher operating margins and generation of cash flow.

Consolidated sales in 2001 were stimulated with promotional campaigns, always in coordination with suppliers, offering discounts on merchandise, deferred payment or term financing with no interest. 59.7% of the sales were made by using the Sears card as the payment medium; at year end, it reported a balance of MXP$4 billion 141.6 million, with a total of 757.7 thousand active accounts and a level of overdue portfolio of only 1.61%. The average balance per card holder was MXP$5.5 thousand pesos, which is 10.8% higher than the previous year.

Consequently, consolidated sales reflected a 7.5% growth over the previous year, reaching MXP$8 billion 334 million. Operating profit was MXP$1 billion 594 million against MXP$1 billion 463 million in 2000, representing an operation margin of 19.1%, marginally higher than the 18.9% registered a year ago. The generation of operating flow of the company rose to MXP$1 billion 802 million, which is an EBITDA margin of 21.6% against MXP$1 billion 672 million in 2000, with an equivalent EBITDA margin.

During the year, a store was opened in the City of Chihuahua and another in the City of Torreón, totaling 45 stores in the Mexican Republic. These new openings increase sales space by 6.5% over the previous year, with 264.1 thousand square meters of commercial space. It is planned to open another store in the City of Querétaro in 2002.

Controladora y Administradora de Pastelerías

The sales of El Globo bakeries in 2001 were MXP$745 million, a 6.4% growth over 2000. The operating margin stood at 17%.

IV. ADMINISTRATION

1. Bylaws and Other Agreements

During the 2001 fiscal period, various modifications were made to the bylaws of Grupo Carso, S.A. de C.V. On November 21, 2001, the split of the Company as the splitting company was approved, U.S. Commercial Corp, S.A. de C.V. having been constituted as the split company, amending, once the effects of the split were legally effective, article sixth of the bylaws relative to its capital stock. Furthermore and principally to adjust the bylaws to the amendments of the Securities Market Law published in the Official Gazette of the Federation on June 1, 2001, Grupo Carso, S.A. de C.V. amended its corporate bylaws; below is a summary of the most important of each one of said amendments:

ARTICLE SIXTH.- It is hereby recorded that the capital stock of Grupo Carso, S.A. de C.V. was established at MXP$1,058´035,525.30 which corresponds to the total amount of the minimum fixed capital without the right of withdrawal.

ARTICLE SEVENTH.- In regard to the Company's possibility to acquire share of its own capital stock, the National Registry of Securities and Intermediaries was substituted for the National Securities Registry, and a paragraph was added relative to the regulation of cancellation of the registration of Company shares in the Securities Section of the National Securities Registry contemplated in Circular 11-31 of the National Banking and Securities Commission, as well as the public offer that is to be made in this case and the quorum that must be reached in order to amend said regulation.

ARTICLE FIFTEENTH.- This article was amended to include the provision that shareholders representing at least 10% of the capital stock may request that a General Shareholders' Meeting be called in the terms of article 184 of the General Corporation Law; the foregoing is on the basis of section VI, paragraph a) of Article 14 of the Securities Market Law. Likewise, the article included the provision that from the time the call for a shareholders meeting is published, the information and documents related to each one of the points established in the Agenda must be at the disposal of shareholders, immediately and at no cost, on the basis of Article 14 Bis 3 Section VI paragraph b) of the Securities Market Law. Lastly, it was added that General Shareholders' Meetings may be called by the Chairman of the Board or by the judicial authority in such case.

ARTICLE SIXTEENTH.- In regard to Article 14 Bis 3, section VI, paragraphs e) and f), also of the Securities Market Law, two last paragraphs were included in this Article to establish: (i) in the first of them that shareholders with voting right shares representing at least 10% of shares represented at a Meeting may request that voting on any matter regarding which they consider that they are not sufficiently informed be postponed, in accordance with the requirements of Article 199 of the General Corporation Law and (ii) and in the second, that shareholders with voting rights representing at least 20% of the capital stock may object judicially to resolutions of General Meetings in regard to which they have voting rights, satisfying the requirements of Articles 201 and 202 of the General Corporation Law.

ARTICLE EIGHTEENTH.- The following was added: (i) the persons who attend shareholders' Meetings of the Company in representation of the shareholders may evidence their capacity by power of attorney granted on formats prepared by the Company that satisfy the requirements of Article 14 Bis 3, section VI, paragraph c) of the Securities Market Law; the formats which the company is to maintain at the disposal of the securities market brokers who evidence that they have the representation of shareholders of the Company, during the term referred to in Article 173 of the General Corporation Law, so that they may have them timely delivered to their principals and (ii) that the Secretary of the Board of the Company will be required to verify that the provisions of paragraph c), section VI of Article 14 Bis 3 of the Securities Market Law are complied with and provide information in respect thereto to the Meeting which will be placed on the record in the minutes.

ARTICLE NINETEENTH.- This article included that Meetings may be chaired by the Vicechairman, if any, in absence of the Chairman of the Board and that the Prosecretary, if any, may act as Secretary of the Meeting in the absence of the Secretary of the Board.

ARTICLE TWENTIETH.- The text was adjusted basically: (i) to establish that there will be a maximum of 20 Standing Directors on the Board of Directors of whom at least 25% must be Independent Directors according to Article 14 Bis of the Securities Market Law and (ii) to establish that for each Standing Director an Alternate must be designated, with the understanding that Alternate Directors of the Independent Directors must have the same status. All of the foregoing for the purposes of section IV of Article 14 Bis 3 of the Securities Market Law.

ARTICLE TWENTY FIRST.- Pursuant to Article 14 Bis 3, section VI, paragraph d) of the Securities Market Law, shareholders representing at least 15% of the capital stock may directly exercise civil liability action against the Administrators, provided that the requirements of Article 163 of the General Corporation Law are satisfied. It was added that as in the case of the Members of the Board of Directors, the members of the Executive Committee or any other Committee, including the Auditing Committee as well as the administrators and managers will not be required to post a guarantee to guarantee their performance.

ARTICLE TWENTY FOURTH.- Added to the powers of the Board of Directors, according to the provisions of Article 14 Bis 3, Section IV, paragraph d) of the Securities Market Law, are powers relative to the approval of: (i) transactions that do not conform to the ordinary course of business and intended to be executed between the Company and its shareholders with persons who form a part of the Company's administration or with whom said persons maintain equity bonds or, in such case, a blood relationship or affinity relationship up to the second degree, the spouse or concubine; (ii) the purchase or sale of 10% or more of the assets; (iii) the grant of guarantees in an amount over 30% of the assets; and (iv) operations other than the foregoing that represent more than 1% of the Company assets. It was also added, according to the provisions of Article 14 Bis 3, section IV, paragraph f) and section V of the Securities Market Law, that among the powers of the Board of Directors, will be added the power to form an Auditing Committee which will be formed by Directors, of whom the Chairman and the majority must be independent. The power of the Board relative to the acquisition and placement of company shares was adjusted to the provisions of section I, Article 14 Bis 3 of the Securities Market Law.

ARTICLE TWENTY SIXTH. The Federal Civil Code was included in the fundamentals of the powers of Board of Directors. Moreover, added to the powers of the Board of Directors is the power that it may transfer, in turn, to those to whom it grants powers, powers to substitute and delegate all or part of their respective powers.

ARTICLE TWENTY SEVENTH.- Was adjusted to establish that the Board of Director will meet at least once every three months, in accordance with the provisions of Article 14 Bis 3, section IV, paragraph a) of the Securities Market Law. The following was also added: (i) that the members of the Board are to be called to these meetings through the Chairman of the Board, through the Secretary or Prosecretary and (ii) that in addition to regular meetings, the Board will meet every time its members are called for such purpose at least five calendar days in advance by the Chairman or by one of the Examiners or by the Secretary or Prosecretary. Lastly, the text contained in the same amendment to the Securities Market Law was established, in the sense that at least 25% of the members of the Board may call a meeting of the Board.

ARTICLE TWENTY EIGHTH.- Pursuant to the provisions of the last paragraph of Article 143 of the General Corporation Law, a procedure was established whereby the Board of Directors may validly adopt resolutions without need of the members meeting personally at a formal session; in addition, the paragraph relative to substitution of the Standing Members was eliminated since it was covered in another Article.

ARTICLE THIRTY FIRST.- Pursuant to Article 14 Bis 3, section IV, paragraph f) of the Securities Market Law, an addition was made to this clause that Examiners must be called to meetings of the Board as well as to all meetings of those intermediate consulting bodies in which the Board has delegated one or more powers.

ARTICLE THIRTY THIRD. The text was adjusted in virtue of the fact that Article 14 Bis 3 of the Securities Market Law no longer expressly establishes the constitution of a reserve to purchase company shares.

ARTICLE THIRTY SIXTH.- This Article was supplemented to establish that in the event of a controversy between the Company and its shareholders or between the shareholders regardomg matters relative to the Company, they expressly submit to the applicable laws and jurisdiction of the courts of Mexico City, Federal District.

The Board of Directors is empowered to establish compensation plans for executives, although not expressly.

Said board is not expressly empowered to make decisions regarding any other matter in which any of its members may have a personal interest.

The company has only ordinary shares which have full voting rights.

The attendance quorum established in the bylaws in order for a general ordinary shareholders' meeting to be legally in order is at least half of the capital stock on a first call and on a second or subsequent call, whatever number of shares are represented, and its resolutions will be valid with the affirmative vote of the majority in attendance.

The attendance quorum established in the bylaws to declare a general extraordinary shareholders' meeting legally in order on a first call is 75% of the capital stock and on a second or subsequent call, 50% of the capital stock, and resolutions will be valid with the affirmative vote of shares representing at least half of the capital stock.

Shares issued by the Company have only the corporate and equity rights established in the bylaws and do not have other rights associated to them, consequently there is no process to be followed to change said rights.

The company has a foreigners exclusion clause and the following is contained in the bylaws: "Stipulated herein is the agreement or express pact which forms an integral part of the bylaws which stipulates that the company will not admit directly or indirectly as partners or shareholders foreign investors and companies without "a foreigners exclusion clause", nor will any rights of partners or shareholders be acknowledged to said investors and companies".

Grupo Carso, S.A. de C.V. has no knowledge of the execution of non-statutory agreements that result in delaying, preventing, deferring or rendering more onerous a change in the control of the company, of a trust or any other mechanism in virtue of which the corporate rights conferred by the shares on their holders are limited, or statutory clauses or agreements among shareholders that limit or restrict the administration of the company or its shareholders.

2. Administrators and shareholders

The Board of Directors of Grupo Carso, S.A. de C.V., for the 2002 fiscal year is formed by twelve standing directors and their respective alternates. Said body has equity directors, independent directors and related directors. The equity and independent directors jointly exceed 40% of the board. The independent directors exceed 25%.

The directors are designated by shareholders assembled at a general ordinary meeting

The Board of Directors, as a collegiate body, is in charge of the representation of the Company and administration of the businesses indicated in its corporate purpose within the limits stipulated in the bylaws.

Furthermore, the Board of Directors has the following functions: (i) establish the strategic planning of the company; (ii) ensure that the shareholders and the market have access to public information of the company; (iii) establish internal control mechanisms; (iv) ensure that the company has the necessary mechanisms to prove that it complies with the various applicable legal provisions; and (v) regularly assess the performance of the Director General and top level officers of the company.

The statutory powers of the Board of Directors are the following: a) Designate and remove the Director General of the Company; b) Determine how votes corresponding to shares owned by the Company are to be cast at General Extraordinary and Ordinary Shareholders' Meetings of the Companies in which it holds a majority of the shares; c) Approve, with the authorization of the General Ordinary Shareholders Meeting, the acquisition or sale of shares for the exercise of the right of withdrawal in certain cases; d) Discuss and, in such case, adopt the resolutions deemed appropriate in regard to acts and agreements of the Executive Committee of the Company which are contained in the activities reports which the Committee is to present in accordance with the stipulations contained in the bylaws; e) Establish branches or agencies of the Company; f) Approve the transfer in any manner of all types of registered trademarks, patents of invention and copyrights; g) Designate the person or persons responsible for acquiring and placing company shares for the purposes of Article 14 Bis 3, section I of the Securities Market Law; h) Power, which may not be delegated, to approve transactions that are not directly related to the ordinary course of business and intended to be executed between the Company and its partners, with persons who are part of the Company administration or with whom said persons maintain equity bonds or in such case blood or affinity relationship up to the second degree, the spouse or concubine; the purchase or sale of 10% or more of the assets; the grant of guarantees for an amount over 30% of the assets as well as transactions other than the foregoing that represent more than 1% of the Company assets. The members of the Board of Directors will be responsible for the resolutions they adopt in connection with the items referred to in this subsection h), except in the case established by Article 159 of the General Corporation Law; i) Create an Auditing Committee which will be formed in the manner and terms as stated below: 1) the Auditing Committee will be composed of directors, the Chairman and majority of whom will be independent, and it will have the presence of the one or more Company examiners who will attend its meetings as guests with the right to speak but without voting right; 2) The Auditing Committee will have, among others, the following functions; i) To prepare an annual report on activities and present it to the Board of Directors; ii) Give its opinion on transactions with related persons referred to in subsection h) of Article Twenty Fourth of the bylaws and iii) Propose the hiring of independent specialists in cases where deemed appropriate, receive their opinion regarding the transactions referred to in subsection h) of Article Twenty Fourth of the bylaws. 3) The Auditing Committee may establish the rules for its functioning and j) All such other powers as reserved to it by the Law.

At the general ordinary shareholders' Meeting held April 25, 2002, the members of the Board of Directors for the 2002 fiscal year were designated; however, they will continue holding office, even upon conclusion of said period until the meeting makes new appointments and the new directors designated by the meeting take office.

Members of the Board of Directors of Grupo Carso, S.A. de C.V.

NAME	POSITION**	NUMBER OF YEARS AS DIRECTOR	TYPE OF DIRECTOR
BOARD MEMBERS			
CARLOS SLIM HELU	COB - Teléfonos de Mexico COB - Carso Global Telecom COB Emeritus - Grupo Financiero Inbursa COB - América Móvil COB Emeritus – Grupo Carso	TWELVE	Equity Related
CARLOS SLIM DOMIT	COB - Grupo Carso COB - Grupo Sanborns CEO - Sanborn Hermanos Vicechairman - Teléfonos de Mexico Vicechairman - Carso Global Telecom.	TWELVE	Patrimonial Related
ANTONIO COSIO ARIÑO	CEO - Cia. Industrial de Tepeji del Rio	TEN	Independent
JAIME CHICO PARDO	Vicechairman and CEO - Teléfonos de Mexico Vicechairman- Carso Global Telecom	TWELVE	Related
ARTURO ELIAS AYUB	Director of Strategic Alliances, Communication and Institutional Relations - Teléfonos de Mexico	FOUR	Related

CLAUDIO X. GONZALEZ LAPORTE	COB - Kimberly Clark de Mexico	TWELVE	Independent
RAFAEL MOISES KALACH MIZRAHI	COB and CEOI - Grupo Kaltex	EIGHT	Independent
JOSE KURI HARFUSH	COB - Janel	TWELVE	Independent
JUAN ANTONIO PEREZ SIMON	COB - Sanborn Hermanos Vicechairman - Teléfonos de Mexico	TWELVE	Independent
BERNARDO QUINTANA ISAAC	COB – Ingenieros Civiles Asociados (ICA)	TEN	Independent
AGUSTIN SANTAMARINA VAZQUEZ	Director- Santamarina and Steta	TWELVE	Independent
PATRICK SLIM DOMIT	Commercial Director of Mass Marketing - Teléfonos de Mexico Vicechairman – Grupo Carso COB - Ferrosur	SIX	Patrimonial Related

ALTERNATE BOARD MEMBERS

MARCO ANTONIO SLIM DOMIT	COB – Grupo Financiero Inbursa	TWELVE	Patrimonial Related
DANIEL HAJJ ABOUMRAD	CEO - Carso Global Telecom CEO - América Móvil	SEVEN	Related
ANTONIO COSIO PANDO	General Manager - Cía. Industrial de Tepeji del Río	APPOINTED April 25, 2002	Independent
FERNANDO G. CHICO PARDO	CEO – Promecap, S.C.	APPOINTED April 25, 2002	Independent
EDUARDO VALDES ACRA	CEO - Inversora Bursátil	NINE	Related
DAVID IBARRA MUÑOZ	Director David Ibarra Muñoz Firm	APPOINTED April 25, 2002	Independent
ALEJANDRO ABOUMRAD GABRIEL	COB – Porcelanite	TWELVE	Independent
IGNACIO COBO GONZÁLEZ	COB - Grupo Calinda	APPOINTED April 25, 2002	Independent
MAXIMILIANO BECKER ARREOLA	CEO – Cigatam	TWELVE	Independent
CARLOS HAJJ ABOUMRAD	CEO - Artes Gráficas Unidas - Galas de Mexico	FOUR	Independent
ALFONSO SALEM SLIM	CEO - Hoteles Calinda	ONE	Independent
HUMBERTO GUTIERREZ-OLVERA ZUBIZARRETA	CEO - Grupo Carso CEO - Condumex COB - Frisco COB - Nacobre	TWELVE	Related

* The seniority of the directors is considered as of the 1990 fiscal period, date on which the shares of Grupo Carso, S.A. de C.V. were registered on the Stock exchange.

** On the basis of information of the directors

OFFICERS OF THE BOARD OF DIRECTORS

LIFE TIME HONORARY CHAIRMAN ---------------------------------- CARLOS SLIM HELÚ
CHAIRMAN--- CARLOS SLIM DOMIT
VICECHAIRMAN -- PATRICK SLIM DOMIT
SECRETARY -- SERGIO F. MEDINA NORIEGA
PROSECRETARY-------------------------------------- ALEJANDRO ARCHUNDIA BECERRA

PRINCIPAL OFFICERS

DIRECTOR GENERAL -------------------- HUMBERTO GUTIERREZ-OLVERA ZUBIZARRETA, C.P.A.

List of significant subsidiaries of Grupo Carso, S.A. de C.V. in which its directors collaborate as members of the Board of Directors:

- Grupo Condumex, S.A. de C.V. -

STANDING DIRECTORS

Carlos Slim Helú
Carlos Slim Domit
Patrick Slim Domit
Marco Antonio Slim Domit
Humberto Gutiérrez-Olvera Z., C.P.A.
Fernando G. Chico Pardo
Claudio X. González Laporte
Agustín Santamarina Vázquez
Antonio Cosío Ariño

ALTERNATE DIRECTORS

Antonio Cosío Pando
Maximiliano Becker Arreola
José Kuri Harfush

- Industrias Nacobre, S.A. de C.V. -

STANDING DIRECTORS

Carlos Slim Helú
Humberto Gutierrez-Olvera Z., C.P.A. ....Chairman
Patrick Slim Domit
Claudio X. González Laporte
José Kuri Harfush
Juan Antonio Pérez Simón, C.P.A.
Agustín Santamarina Vázquez

- Empresas Frisco, S.A. de C.V. -

STANDING DIRECTORS

Carlos Slim Helú
Humberto Gutierrez-Olvera Z., C.P.A. ....Chairman
Patrick Slim Domit
José Kuri Harfush
Juan Antonio Pérez Simón, C.P.A.

- Porcelanite, S.A. de C.V. -

STANDING DIRECTORS

Alejandro Aboumrad Gabriel ....Chairman
Patrick Slim Domit
José Kuri Harfush
Carlos Hajj Aboumrad

- Cigarros La Tabacalera Mexicana, S.A de C.V. (Cigatam) -

STANDING DIRECTORS

Carlos Slim Helú .... Chairman
Carlos Slim Domit
José Kuri Harfush
Juan Antonio Pérez Simón, C.P.A.
Maximiliano Becker Arreola

ALTERNATE DIRECTORS

Patrick Slim Domit
Daniel Hajj Aboumrad

- Grupo Sanborns, S.A. de C.V. -

STANDING DIRECTORS

Carlos Slim Domit -- Chairman
Patrick Slim Domit
Marco Antonio Slim Domit
Claudio X. González Laporte
Rafael Moisés Kalach Mizrahi, C.P.A.
Juan Antonio Pérez Simón, C.P.A.
Humberto Gutierrez Olvera Z., C.P.A.

ALTERNATE DIRECTORS

Arturo Elías Ayub
Carlos Hajj Aboumrad
Daniel Hajj Aboumrad
Alfonso Salem Slim
Eduardo Valdés Acra
Agustín Santamarina Vázquez

- Sears Roebuck de Mexico, S.A. de C.V. -

STANDING DIRECTORS

Carlos Slim Helú
Carlos Slim Domit .... Chairman
Fernando G. Chico Pardo

Rafael Moisés Kalach Mizrahi, C.P.A.
José Kuri Harfush
Juan Antonio Pérez Simón, C.P.A.
Patrick Slim Domit
Arturo Elías Ayub
Daniel Hajj Aboumrad
Marco Antonio Slim Domit

ALTERNATE DIRECTORS

Alfonso Salem Slim

Blood or affinity relationship up to the third degree between the Directors and officers.-

Blood relationship

I. First degree:
(straight line)

Carlos Slim Helú with
Carlos Slim Domit,
Patrick Slim Domit, and
Marco Antonio Slim Domit

I. First degree:
(straight line)

Antonio Cosío Ariño with
Antonio Cosío Pando

II. Second degree:
(cross line)

Carlos Slim Domit,
Patrick Slim Domit and
Marco Antonio Slim Domit

III. Second degree:
(cross line)

Fernando G. Chico Pardo and
Jaime Chico Pardo

IV. Third degree:
(cross line)

Carlos Slim Helú and
Alfonso Salem Slim

Affinity relationship

I. First degree:
(straight line)

Carlos Slim Helú with
Arturo Elias Ayub and with
Daniel Hajj Aboumrad

II. Second degree:
(cross line)

Arturo Elias Ayub and Daniel Hajj Aboumrad
with Carlos Slim Domit, Patrick Slim Domit
and Marco Antonio Slim Domit

Grupo Carso, S.A. de C.V. does not grant any compensation or benefit to its directors and officers. The only payment accrued by the directors is the $10,000.00 Mexican pesos fee they receive for attending each and every board meeting.

Grupo Carso, S.A. de C.V. does not have pension, retirement or similar plans for its directors and officers. In some of the subsidiaries there are certain pension, retirement or similar plans, in which case the employees and officers of said subsidiary are the beneficiaries.

As for the information about the individual stock participation of the Society's directors and officers, all stockholders possessing 5% or more of the representative stock of the capital stock, as well as the top ten major stockholders of the Society, it is worth mentioning that the Society does not have the information regarding the directors and officers nor its stockholders individual stock ownership, since they haven't registered their shares in the Society's stock record, according to article 128 of the General Commercial Corporation Law.

Allow us to mention here, that the totality of Grupo Carso, S.A. de C.V's., representative stock is deposited in S.D. Indeval S.A. de C.V.'s vaults, and we hence ignore who may currently be the holders of same; nevertheless and in order to increase the information regarding said report, we reviewed the roll of all shareholders that in compliance with article 78 of the Securities Market Law, that was submitted by the securities market intermediaries who went to request their corresponding passes enabling them to attend Grupo Carso, S.A. de C.V. Extraordinary and Ordinary General Stockholders Meetings, on 25 April, 2002, which are the most recent ones held, to date.

The following may be said from our examination of the aforementioned rolls, and stating also that only 861'963,189 and 862'100,495 shares, out of the 888'652,700 shares in circulation on 25 April 2002, attended and voted in said Meetings:

a) A total of 158'758,492 shares appear in favor of several of the Society's directors, as well as other several people, who, to the best of our knowledge, are blood related relatives in the first degree of some of said directors.

b) A total of 277'394,085 shares are placed among the rest of the investing public.

c) As for the roll of third parties represented by Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa, there happens to be some trustees of trusts whose trusted patrimonies amount to 425'947,918 shares, whom we ignore who their founders of the trusts or fideicommissaries may be, and we are hence unable to include said shares in any of the abovementioned paragraphs.

Grupo Carso, S.A. de C.V., has not executed an agreement or established any program to involve employees in the company's capital, since the Company does not have employees.

Grupo Carso, S.A. de C.V. is not controlled, directly or indirectly, by another company, by a foreign government or by any other natural person or corporate entity.

Grupo Carso, S.A. de C.V. has no commitment that could signify a change in control of its shares.

Grupo Carso, S.A. de C.V. has at this date two committees that support the Board of Directors as intermediate bodies for making decisions related to (i) Evaluation and Compensation and (ii) Auditing and Finance and Planning.

- Evaluation and Compensation Committee -

The Evaluation and Compensation Committee is formed by three standing members: Attorney Carlos Slim Domit, Chairman, Engineer Jaime Chico Pardo and Attorney Agustín Santamarina Vázquez.

Said Committee is vested with the following powers: (i) suggest to the Board procedures for nominating the Director General and top level officers and verify that their hiring conditions and probable payments upon severance from the Company adhere to the guidelines approved by the Board; (ii) propose to the Board criteria for evaluating the Director General and top level officers according to general guidelines established by the Board of Directors; (iii) analyze and submit to the Board of Directors the proposals made by the Director General regarding the structure and amount of remunerations of the principal company executives and (iv) perform any other duties requested of them by the Board of Directors of the Company.

- Auditing and Finance and Planning Committee–

The Auditing and Finance and Planning Committee is formed by 6 standing directors: Attorney José Kuri Harfush, Chairman, Engineer Antonio Cosío Ariño, C.P. Rafael Moisés Kalach Mizrahi, C.P. Juan Antonio Pérez Simón, Engineer Claudio X. González Laporte and Engineer Bernardo Quintana Isaac.

Said committee is vested with the following Auditing powers: (i) recommend to the Board of Directors candidates to act as external auditors of the company; it will not recommend firms in which the fees received for all the services rendered to the Company represent a percentage higher than 20% of all revenue of said firm; (ii) recommend to the Board the contracting conditions and scope of the professional mandates of the external auditors; (iii) support the Board of Directors by supervising compliance of the Auditing Contracts and monitoring that the person who signs the certification of the audit of the annual financial statements of the Company is someone other than the person who acts as the Examiner; both persons may be partners of the same firm; (iv) serve as a communication channel between the Board of Directors and external auditors and ensure the independence and objectivity of the latter and intervene in the recommendation to the Board of a mechanism for turnover of the partner who certifies the Company, to ensure the objectivity of the report, suggesting that this turnover be at least every 6 years; (v) review the work program, letters of comments and auditing reports and inform the Board of Directors of the results; (vi) recommend to the Board the bases for preparing the financial information and submit to the approval of the Board of Directors the accounting policy for preparing said information as well as in the event that changes in accounting policies are submitted to the approval of the Board of Directors, intervene in the revision so that the reason for said changes may be justified; (vii) assist the Board in reviewing financial information and the process for its issue; (viii) contribute to defining the general guidelines for the internal control systems and evaluate their effectiveness in submitting to the approval of the Board said guidelines and in the issue of an opinion on financial and operational control; (ix) assist the Board in coordinating and evaluating the annual internal auditing program; (x) coordinate the work of the external, internal auditor and examiner; (xi) verify that the necessary mechanisms exist to prove that the company complies with various provisions to which it is subject; (xii) supervise that the professional profile of the person designated as the Company Examiner allows him to fulfill his legal obligation and (xiii) perform any other function requested of it by the Board of Directors of the Company.

On the other hand, said committee is vested with the following Finance and Planning powers: (i) evaluate and, in such case, suggest investment policies of the Company proposed by General Management and submit them to the approval of the Board; (ii) evaluate and, in such case, suggest finance policies (capital or debt) of the Company proposed by General Management, to then submit them to the approval of the Board; (iii) intervene in the presentation of the Board of an evaluation on the viability of the principal investments and financing transactions of the company according to established policy; (iv) evaluate and, in such case, suggest general guidelines for determining strategic planning of the Company and assist the Board in monitoring the consistency of the financial projections, investments and finance policies with said strategic vision; (v) issue an opinion on the premises of the annual budget and propose them to the Board for its approval; (vi) follow up the application of the budget and the strategic plan; (vii) identify the risk factors to which the Company is subject and evaluate the policies for its administration; and (viii) perform any other duties requested of it by the Board of Directors of the Company.

3. Auditors

In the last three periods, the firm of auditors of Grupo Carso, S.A. de C.V. has been the same and it has not issued any objection, negative opinion nor has it refrained from issuing an opinion regarding the financial statements of the Company. This firm of accountants has been the firm of auditors of the company for the last 11 years.

4. Operations with affiliates and conflict of interests

In the last three years, Grupo Carso, S.A. de C.V., performed the following operations among its subsidiary and associated companies:

1) With Teléfonos de México, S.A. de C.V., and its subsidiary and associated companies, operations regarding the design, sale and installation of external plant networks and long distance calls fiber optics, as well as other telecommunications and energy products.

2) With Grupo Financiero Inbursa, S.A. de C.V., and its subsidiary and associated companies, operations regarding bank of deposit, financing, banking, currency exchange operations and insurance & bonds.

3) With América Móvil, S.A. de C.V., and its subsidiary and associated companies, operations regarding the installation of radio bases and other telecommunications and energy services.

V. STOCK MARKET

1. Stock structure.

Grupo Carso has placed in the OTC market, instruments called American Depositary Receipts (ADR´s).

ADR´s confer upon their holders exclusively the right to receive dividends but not the right to speak and vote.

The proportion maintained by the Series "A-1" shares in respect to the ADR´s is 2 to 1.

2. Performance of the Share in the exchange market

Annual performance of the share

	1997	1998	1999	2000	2001
Maximum	66.10	56.00	49.05	50.70	31.20
Close	54.00	33.65	47.20	23.80	30.53
Minimum	38.30	20.30	24.45	21.00	20.60
Volume negotiated during the period	405,011,005	333,647,083	372,182,794	323,186,000	237,634,500



Maximum
Close
Minimum
1997
1998
1999
2000
2001
Volume negotiated during the period

Quarterly performance of the share

	1T00	2T00	3T00	4T00	1T01	2T01	3T01	4T01
Maximum	50.70	36.60	39.50	31.60	30.01	28.35	28.30	31.20
Close	35.25	34.45	28.10	23.80	22.44	26.96	21.33	30.53
Minimum	33.50	25.00	28.00	21.00	20.70	20.80	20.60	20.70
Volume negotiated during the period	122,779,000	65,079,000	62,821,000	72,507,000	70,516,900	66,582,800	61,502,900	39,031,900



Maximum
Close
Minimum
1T00
2T00
3T00
4T00
1T01
2T01
3T01
4T01
Volumen negotiated during the period

Monthly performance of the share.

	2001											
	January	February	March	April	May	June	July	August	September	October	November	Decembe
Maximum	30.01	29.70	25.60	24.70	26.81	28.35	28.10	27.39	28.30	23.67	28.20	31.20
Close	29.37	23.03	22.44	22.85	25.36	26.96	23.92	26.44	21.33	22.88	26.31	30.53
Minimum	22.65	22.40	20.70	20.80	22.00	25.10	22.80	24.10	20.60	20.70	22.70	25.70
Volume negotiated during the period	37,066,800	18,118,200	15,331,900	12,897,900	29,323,700	24,361,200	26,418,800	19,736,500	15,347,600	11,772,000	13,511,900	13,748,0


7,066,800
18,118,200
15,331,900
11,772,000
29,323,700
24,361,200
26,418,800
11,970,000
15,347,600
11,772,000
13,511,900
13,748,00
Maximum
Close
Minimum
Volume negotiated during the period